B2GOLD CORP.
Consolidated Financial Statements
December 31, 2022 and 2021

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of B2Gold Corp.

Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated balance sheets of B2Gold Corp. and its subsidiaries (together, the Company) as of December 31, 2022 and 2021, and the related consolidated statements of operations, comprehensive (loss) income, changes in equity and cash flows for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and its financial performance and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the COSO.

Basis for Opinions
The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting on page 25 of the 2022 Management’s Discussion & Analysis. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Place, 250 Howe Street, Suite 1400, Vancouver, British Columbia, Canada V6C 3S7
T: +1 604 806 7000, F: +1 604 806 7806

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.
Impairment tests of the Gramalote Project cash-generating unit (CGU)
As described in Notes 3, 4 and 8 to the consolidated financial statements, long-lived assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If there are indicators of impairment, the recoverable amount of the asset is estimated. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal (FVLCD) and value-in-use. Where the asset does not generate cash flows that are independent from other assets, the recoverable amount of the CGU to which the asset belongs is determined. During the year, management identified indicators of impairment for the Gramalote Project exploration and evaluation property and as a result, performed impairment tests for the Gramalote Project CGU as of June 30, 2022 and December 31, 2022. The carrying value of the Gramalote Project exploration and evaluation property as of December 31, 2022 amounted to $136 million. Management determined the recoverable amounts based on their FVLCD using discounted cash flow models which required the use of assumptions related to reserves and resources, future production levels, operating and capital costs, the long-term gold price, foreign exchange rate, discount rate, mine life and construction start date. Management estimates reserves and resources based on information compiled by qualified persons (management’s specialists). The recoverable amounts as of June 30, 2022 and December 31, 2022 approximated the carrying values, and as a result, no impairment loss was recorded by management in the current year.
The principal considerations for our determination that performing procedures relating to the impairment tests of the Gramalote Project CGU is a critical audit matter are (i) the significant judgment by management, including the use of management’s specialists, when estimating the recoverable amounts of the Gramalote Project CGU; and (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management's assumptions related to reserves and resources, future production levels, operating and capital costs, the long-term gold price, foreign exchange rate, the discount rate, mine life and construction start date. In addition, the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s impairment tests, including controls over the determination of the recoverable amounts of the Gramalote Project CGU. These procedures also included, among others, testing management’s process for determining the recoverable amounts of the Gramalote Project CGU which included evaluating the appropriateness of the discounted cash flow models; testing the completeness and accuracy of underlying data used in these models; and evaluating the reasonableness of the assumptions used by management. Evaluating management’s assumptions with respect to the long-term gold price and foreign exchange rate involved evaluating whether these assumptions were reasonable considering: (i) the consistency with external market and industry data; and (ii) whether these assumptions were consistent with evidence obtained in other areas of the audit. The work of management’s specialists was used in performing the procedures to evaluate the reasonableness of the assumptions related to reserves and resources, future production levels, operating and capital costs, as well as mine life and construction start date. As a basis for using this work, the specialists’ qualifications were understood and the Company’s relationship with the specialists was assessed. The procedures performed also included evaluation of the methods and assumptions used by the specialists, tests of the data used by the specialists and an evaluation of the specialists’ findings. Professionals with specialized skill and knowledge were used to assist in the evaluation of the reasonableness of the discount rates.

Impairment test of the Masbate Mine CGU
As described in Notes 3, 4 and 8 to the consolidated financial statements, long-lived assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If there are indicators of impairment, the recoverable amount of the asset is estimated. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s FVLCD and value-in-use. Where the asset does not generate cash flows that are independent from other assets, the recoverable amount of the CGU to which the asset belongs is determined. During the year, management identified an indicator of impairment for the Masbate Mine and as a result, performed an impairment test for the Masbate Mine CGU. The carrying value of the interest in the Masbate Mine as of December 31, 2022 amounted to $577 million. Management determined the recoverable amount based on its FVLCD using a discounted cash flow model which required the use of assumptions related to reserves and resources, future production levels, operating and capital costs, the long-term gold price and the discount rate. Management estimates reserves and resources based on information compiled by qualified persons (management’s specialists). Management concluded that the Masbate Mine CGU was not impaired.

The principal considerations for our determination that performing procedures relating to the impairment test of the Masbate Mine CGU is a critical audit matter are (i) the significant judgment by management, including the use of management’s specialists, when estimating the recoverable amount of the Masbate Mine CGU; and (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s assumptions, related to reserves and resources, future production levels, operating and capital costs, the long-term gold price and the discount rate. In addition, the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s impairment test, including controls over the determination of the recoverable amount of the Masbate Mine CGU. These procedures also included, among others, testing management’s process for determining the recoverable amount of the Masbate Mine CGU which included evaluating the appropriateness of the discounted cash flow model; testing the completeness and accuracy of underlying data used in the model; and evaluating the reasonableness of assumptions used by management. Evaluating management’s assumptions with respect to future production levels, operating and capital costs and the long-term gold price involved evaluating whether these assumptions were reasonable considering: (i) the current and past performance of the Masbate Mine CGU; (ii) the consistency with external market and industry data; and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit, as applicable. The work of management’s specialists was used in performing the procedures to evaluate the reasonableness of reserves and resources. As a basis for using this work, the specialists’ qualifications were understood and the Company’s relationship with the specialists was assessed. The procedures performed also included evaluation of the methods and assumptions used by the specialists, tests of the data used by the specialists, and an evaluation of the specialists’ findings. Professionals with specialized skill and knowledge were used to assist in the evaluation of the reasonableness of the discount rate.

/s/PricewaterhouseCoopers LLP

Chartered Professional Accountants

Vancouver, Canada
February 22, 2023

We have served as the Company’s auditor since 2007.

B2GOLD CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31
(Expressed in thousands of United States dollars, except shares and per share amounts)

	2022	2021

Gold revenue	$1,732,590	$1,762,264

Cost of sales
Production costs (Note 19)	(626,526)	(493,389)
Depreciation and depletion	(383,852)	(378,892)
Royalties and production taxes	(117,968)	(121,431)
Total cost of sales	(1,128,346)	(993,712)

Gross profit	604,244	768,552

General and administrative	(54,479)	(50,185)
Share-based payments (Note 12)	(24,843)	(22,571)
Write-down of mineral property interests (Note 8)	(12,366)	(1,055)
Net (losses) gains on sale of mineral properties (Note 8)	(2,804)	22,463
Reversal of impairment (impairment) of long-lived assets (Note 8)	909	(5,905)
Community relations	(2,738)	(3,072)
Foreign exchange losses	(10,054)	(5,895)
Share of net income of associates (Note 8)	10,183	17,543
Other expense	(5,655)	(6,282)
Operating income	502,397	713,593

Interest and financing expense	(10,842)	(11,798)
Interest income	11,964	2,985
Gains on derivative instruments (Note 14)	18,969	24,373
Other income (expense)	8,129	(2,926)
Income from operations before taxes	530,617	726,227

Current income tax, withholding and other taxes (Note 16)	(247,811)	(270,669)
Deferred income tax recovery (Note 16)	3,917	5,267
Net income	$286,723	$460,825

Attributable to:
Shareholders of the Company	$252,873	$420,065
Non-controlling interests (Note 13)	33,850	40,760
Net income	$286,723	$460,825

Earnings per share (attributable to shareholders of the Company)(Note 12)
Basic	$0.24	$0.40
Diluted	$0.24	$0.40

Weighted average number of common shares outstanding (in thousands)(Note 12)
Basic	1,064,259	1,053,809
Diluted	1,071,004	1,061,542
See accompanying notes to consolidated financial statements.

B2GOLD CORP.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME
FOR THE YEARS ENDED DECEMBER 31
(Expressed in thousands of United States dollars)

	2022	2021

Net income	$286,723	$460,825

Other comprehensive (loss) income
Items that will not be subsequently reclassified to net income:
Unrealized (loss) gain on investments (Note 7)	(9,570)	2,234
Other comprehensive (loss) income	(9,570)	2,234

Total comprehensive income	$277,153	$463,059

Other comprehensive (loss) income attributable to:
Shareholders of the Company	$(9,570)	$2,234
Non-controlling interests	—	—
	$(9,570)	$2,234
Total comprehensive income attributable to:
Shareholders of the Company	$243,303	$422,299
Non-controlling interests	33,850	40,760
	$277,153	$463,059
See accompanying notes to consolidated financial statements.

B2GOLD CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31
(Expressed in thousands of United States dollars)

	2022	2021
Operating activities
Net income	$286,723	$460,825
Mine restoration provisions settled (Note 11)	(793)	(343)
Non-cash charges, net (Note 17)	425,944	369,556
Changes in non-cash working capital (Note 17)	(48,604)	(104,615)
Changes in long-term value added tax receivables	(67,472)	(1,310)
Cash provided by operating activities	595,798	724,113

Financing activities
Revolving credit facility transaction costs (Note 10)	(2,401)	(3,368)
Repayment of equipment loan facilities (Note 10)	(19,802)	(28,797)
Interest and commitment fees paid	(4,456)	(6,232)
Cash proceeds from stock option exercises (Note 12)	14,276	6,435
Dividends paid (Note 12)	(170,635)	(168,372)
Principal payments on lease arrangements (Note 10)	(6,616)	(3,889)
Distributions to non-controlling interest (Note 13)	(30,331)	(36,187)
Participating funding from non-controlling interest	2,463	—
Loan repayments from non-controlling interest	663	5,312
Changes in restricted cash accounts	5,554	870
Cash used by financing activities	(211,285)	(234,228)

Investing activities
Expenditures on mining interests:
Fekola Mine	(117,622)	(110,637)
Masbate Mine	(39,528)	(30,743)
Otjikoto Mine	(79,096)	(80,936)
Fekola Regional Property, pre-development	(26,309)	—
Gramalote Project	(15,887)	(23,887)
Other exploration and development (Note 17)	(63,629)	(56,116)
Cash paid for acquisition of mineral property (Note 8)	(48,258)	—
Deferred consideration received (Note 8)	45,000	—
Cash paid for acquisition of Oklo Resources Limited (Note 8)	(21,130)	—
Cash acquired on acquisition of Oklo Resources Limited (Note 8)	1,415	—
Loan to associate (Note 9)	(5,000)	—
Cash paid on exercise of mineral property option (Note 8)	(7,737)	—
Funding of reclamation accounts	(6,746)	(8,009)
Cash proceeds from sale of mineral properties, net of transaction costs (Note 8)	—	31,684
Cash paid for purchase of non-controlling interest (Note 8)	(3,336)	—
Purchase of common shares of associate (Note 8)	—	(5,945)
Other	(919)	(1,688)
Cash used by investing activities	(388,782)	(286,277)

(Decrease) increase in cash and cash equivalents	(4,269)	203,608

Effect of exchange rate changes on cash and cash equivalents	(16,784)	(10,294)
Cash and cash equivalents, beginning of year	672,999	479,685
Cash and cash equivalents, end of year	$651,946	$672,999

Supplementary cash flow information (Note 17)
See accompanying notes to consolidated financial statements.

B2GOLD CORP.
CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of United States dollars)

	As at	As at
	December 31,	December 31,
	2022	2021
Assets
Current
Cash and cash equivalents	$651,946	$672,999
Accounts receivable, prepaids and other (Note 5)	28,811	32,112
Deferred consideration receivable (Note 8)	3,850	41,559
Value-added and other tax receivables	18,533	14,393
Inventories (Note 6)	332,031	272,354
Assets classified as held for sale (Note 8)	—	12,700
	1,035,171	1,046,117

Long-term investments (Note 7)	31,865	32,118
Value-added tax receivables	121,323	63,165
Mining interests (Note 8 and Note 23 – Schedules)
- Owned by subsidiaries and joint operations	2,274,730	2,231,831
- Investments in associates	120,049	104,236
Other assets (Note 9)	98,095	82,371
Deferred income taxes (Note 16)	—	1,455
	$3,681,233	$3,561,293
Liabilities
Current
Accounts payable and accrued liabilities	$114,791	$111,716
Current income and other taxes payable	95,623	92,275
Current portion of long-term debt (Note 10)	15,519	25,408
Current portion of mine restoration provisions (Note 11)	5,545	734
Other current liabilities	2,138	1,056
	233,616	231,189

Long-term debt (Note 10)	41,709	49,726
Mine restoration provisions (Note 11)	95,568	116,547
Deferred income taxes (Note 16)	182,515	187,887
Employee benefits obligation	8,121	7,115
Other long-term liabilities	7,915	7,822
	569,444	600,286
Equity
Shareholders’ equity
Share capital (Note 12)	2,487,624	2,422,184
Contributed surplus	78,232	67,028
Accumulated other comprehensive loss	(145,869)	(136,299)
Retained earnings	588,139	507,381
	3,008,126	2,860,294
Non-controlling interests (Note 13)	103,663	100,713
	3,111,789	2,961,007
	$3,681,233	$3,561,293
Commitments (Note 21)

Approved by the Board	"Clive T. Johnson"	Director	"Robert J. Gayton"	Director
See accompanying notes to consolidated financial statements.

B2GOLD CORP.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31
(Expressed in thousands of United States dollars)

	2022
	Shares (‘000’s)	Share capital	Contributed surplus	Accumulated other comprehensive loss	Retained earnings	Non- controlling interests	Total equity

Balance at December 31, 2021	1,056,334	$2,422,184	$67,028	$(136,299)	$507,381	$100,713	$2,961,007

Net income	—	—	—	—	252,873	33,850	286,723
Dividends (Note 12)	—	—	1,163	—	(172,086)	—	(170,923)
Unrealized loss on investments	—	—	—	(9,570)	—	—	(9,570)
Shares issued on exercise of stock options (Note 12)	4,955	14,276	—	—	—	—	14,276
Shares issued on vesting of RSUs (Note 12)	2,663	10,015	(10,015)	—	—	—	—
Shares issued on acquisition of Oklo Resources Limited (Note 8)	10,743	35,658	—	—	—	—	35,658
Transactions with non-controlling interests (Note 13)	—	—	—	—	(29)	(30,900)	(30,929)
Share-based payments (Note 12)	—	—	25,547	—	—	—	25,547
Transfer to share capital on exercise of stock options	—	5,491	(5,491)	—	—	—	—

Balance at December 31, 2022	1,074,695	$2,487,624	$78,232	$(145,869)	$588,139	$103,663	$3,111,789

	2021
	Shares (‘000’s)	Share capital	Contributed surplus	Accumulated other comprehensive loss	Retained earnings	Non- controlling interests	Total equity

Balance at December 31, 2020	1,051,138	$2,407,734	$48,472	$(138,533)	$254,343	$88,574	$2,660,590
Net income	—	—	—	—	420,065	40,760	460,825
Dividends (Note 12)	—	—	1,072	—	(169,669)	—	(168,597)
Unrealized gain on investments	—	—	—	2,234	—	—	2,234
Shares issued on exercise of stock options (Note 12)	3,053	6,435	—	—	—	—	6,435
Shares issued on vesting of RSUs (Note 12)	2,143	6,068	(6,068)	—	—	—	—
Transactions with non-controlling interests (Note 13)	—	—	—	—	2,642	(28,621)	(25,979)
Share-based payments (Note 12)	—	—	25,499	—	—	—	25,499
Transfer to share capital on exercise of stock options	—	1,947	(1,947)	—	—	—	—

Balance at December 31, 2021	1,056,334	$2,422,184	$67,028	$(136,299)	$507,381	$100,713	$2,961,007
See accompanying notes to consolidated financial statements.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2022 and 2021
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

1Nature of operations

B2Gold Corp. (“B2Gold” or the “Company”) is a Vancouver-based gold producer with three operating mines. The Company operates the Fekola Mine in Mali, the Masbate Mine in the Philippines and the Otjikoto Mine in Namibia. The Company has a 50% joint operation interest in the Gramalote gold project in Colombia (the "Gramalote Project"). The Company holds an approximately 25% interest in Calibre Mining Corp. ("Calibre") and an approximately 19% interest in BeMetals Corp. ("BeMetals"). In addition, the Company has a portfolio of evaluation and exploration assets in a number of countries including Mali, Uzbekistan and Finland.

B2Gold is a public company listed on the Toronto Stock Exchange (the "TSX") under the symbol “BTO”, the NYSE American LLC exchange under the symbol “BTG” and the Namibian Stock Exchange under the symbol “B2G”. B2Gold’s head office is located at Suite 3400, Park Place, 666 Burrard Street, Vancouver, British Columbia, V6C 2X8.

2Basis of preparation

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). These consolidated financial statements were authorized for issue by the Board of Directors on February 22, 2023.

3Summary of significant accounting policies

The significant accounting policies used in the preparation of these financial statements are as follows:

Principles of consolidation

The financial statements of the Company consolidate the accounts of B2Gold and its subsidiaries. All intercompany transactions, balances, and unrealized gains and losses from intercompany transactions are eliminated on consolidation.

The Company’s most significant wholly-owned and partially owned subsidiaries are presented below:

		% interest

-	Fekola SA (“Fekola”)	80
-	B2Gold Namibia (Pty) Ltd. (“Otjikoto”)	90
-	Philippines Gold Processing & Refining Corporation (“Masbate”)	100
-	Filminera Resources Corporation ("Masbate")	40

Subsidiaries are entities controlled by the Company. Control exists when the Company has power over an investee, when the Company is exposed, or has rights, to variable returns from the investee and when the Company has the ability to affect those returns through its power over the investee. Subsidiaries are fully consolidated from the date on which control is obtained by B2Gold and are de-consolidated from the date that control ceases.

The Company holds its interest in the Masbate Gold Project (which operates the Masbate Mine) through two indirectly-owned subsidiaries. B2Gold has a 100% interest in Philippines Gold Processing & Refining Corporation (“PGPRC”) and a 40% interest in Filminera Resources Corporation (“FRC”). The remaining 60% interest in FRC is held by a Philippines-registered company that is owned by a Philippine shareholder. The Company consolidates the Masbate Gold Project as a result of its ownership interests and the contractual relationship between the entities. FRC owns the majority of the Masbate Gold Project tenements. PGPRC owns the process plant and is responsible for the sale of all gold. PGPRC and FRC have a contractual relationship, which includes PGPRC purchasing all of the ore production from FRC at a price equal to the cost for the ore plus a predetermined margin. For accounting purposes, this contractual relationship gives the Company control to consolidate FRC.

The Company’s 50% interest in the Gramalote Project located in Colombia operates as an incorporated joint arrangement with AngloGold Ashanti Limited (“AngloGold”). This joint arrangement is accounted for as a joint operation. The Company and AngloGold jointly control the operations of the Gramalote Project. The Company recognizes its share of the assets and liabilities of this joint operation.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2022 and 2021
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

The Company's interest in Calibre and BeMetals are accounted for as investment in associates (Note 8). The Company does not control these entities, but does exert significant influence over their operations. The Company accounts for its interest in these associates using the equity method.

The Company established a trust arrangement under its Incentive Plan (Note 12) for the benefit of its directors, officers, employees and service providers. The Company consolidates this trust as it has the power to control its financial and operating policies and obtain the benefits from its activities.

Investments in joint arrangements and associates

A joint arrangement is a contractual arrangement whereby two or more parties undertake an economic activity that is subject to joint control. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

The Company considers whether a joint arrangement is a joint operation or joint venture. The parties to a joint operation have the rights to the underlying assets and are exposed to the underlying liabilities of the joint arrangement. The Company accounts for investment in joint operations by recognizing its share of the operations underlying assets, liabilities, revenues and expenses. The parties to a joint venture have an interest in the underlying net assets of the joint arrangement. Investments in joint ventures are accounted for using the equity method. The equity method involves recording the initial investment at cost. Additional funding into an investee is recorded as an increase in the carrying value of the investment. The carrying amount is adjusted by the Company’s share of post-acquisition net income or loss, dilution gains or losses (resulting from changes in ownership interest), depreciation or amortization.

An associate is an entity over which the Company has significant influence, but not control. Investments in associates are also accounted for using the equity method.

Business combinations

A business combination requires that the assets acquired and liabilities assumed constitute a business. A business is an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing goods or services to customers, generating investment income (such as dividends or interest) or generating other income from ordinary activities. A business consists of inputs and processes applied to those inputs that have the ability to create outputs. Although businesses usually have outputs, outputs are not required for an integrated set to qualify as a business as the Company considers other factors to determine whether the set of activities or assets is a business.

The Company has an option to apply a ‘concentration test’ to assess whether an acquired set of activities and assets are not a business. If substantially all of the fair value of the gross assets acquired are concentrated in a single, identifiable asset or group of similar identifiable assets, the concentration test is met, and the transaction is accounted for as an asset acquisition. In such cases, the acquirer identifies and recognizes the individual identifiable assets acquired and liabilities assumed. The cost of the net assets is allocated to the individual identifiable assets and liabilities on the basis of their relative fair values at the date of purchase. Such a transaction or event will not give rise to goodwill. Acquisition-related costs in an asset acquisition are recognized as part of the cost of the assets acquired.

Business combinations are accounted for using the acquisition method whereby acquired assets and liabilities are recorded at fair value as of the date of acquisition with the excess of the purchase consideration over such fair value being recorded as goodwill. Non-controlling interest in an acquisition may be measured at either fair value or at the non-controlling interest’s proportionate share of the fair value of the acquiree’s net identifiable assets.

The excess of (i) total consideration transferred by the Company, measured at fair value, including contingent consideration, and (ii) the non-controlling interests in the acquiree’s, over the acquisition-date fair value of the net of the assets acquired and liabilities assumed, is recorded as goodwill. If the fair value attributable to the Company’s share of the identifiable net assets exceeds the cost of acquisition, the difference is recognized as a gain in the Consolidated Statement of Operations.

Should the consideration be contingent on future events, the cost of the acquisition recorded includes management’s best estimate of the fair value of the contingent amounts expected to be payable. Provisional fair values allocated at the reporting date are finalized within one year of the acquisition date with retroactive restatement to the acquisition date as required.

Transaction costs, other than those associated with the issue of debt or equity securities, which the Company incurs in connection with a business combination, are expensed as incurred.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2022 and 2021
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

Foreign currency translation

Functional and presentation currency

Items included in the financial statements of each of the group's entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated financial statements are presented in United States dollars, which is the Company’s presentation currency. The Company’s mining operations operate within an economic environment where the functional currency is the United States dollar. References to "$" or "US$" are to United States dollars, while references to "Cdn. $" are to Canadian dollars and "Aus. $" are to Australian dollars.

Transactions and balances

Transactions denominated in foreign currencies are translated into the United States dollar as follows:

•Monetary assets and liabilities are translated at the rates of exchange at the Consolidated Balance Sheet date;
•Non-monetary assets and liabilities are translated at historical exchange rates prevailing at each transaction date;
•Revenue and expenses are translated at the exchange rate at the date of the transaction, except depreciation, depletion and amortization, which are translated at historical exchange rates, and share-based compensation expense, which is translated at the rates of exchange applicable at the date of grant of the share-based compensation; and
•Exchange gains and losses on translation are included in earnings. When the gain or loss on certain non-monetary items, such as long-term investments classified as fair value through other comprehensive income (“OCI”) is recognized in OCI, the translation differences are also recognized in OCI.

Group companies

For any subsidiaries or joint ventures whose functional currency differs from the United States dollar, balances and transactions are translated into the United States dollar as follows:

•Assets and liabilities are translated at the rates of exchange at the Consolidated Balance Sheet date;
•Revenue and expenses are translated at average exchange rates throughout the reporting period or at rates that approximate the actual exchange rates; items such as depreciation are translated at the monthly average exchange rate; and
•Exchange gains and losses on translation are included in OCI.

The exchange gains and losses are recognized in earnings upon the substantial disposition, liquidation or closure of the entity that gave rise to such amounts.

Financial instruments

The Company recognizes financial assets and liabilities on the Consolidated Balance Sheet when the Company becomes party to the contractual provisions of the instrument.

Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits held with banks, and other short-term highly liquid investments with original maturities of three months or less. Cash and cash equivalents are classified as financial assets and subsequently measured at amortized cost.

Accounts receivable, accounts payable and accrued liabilities

Accounts receivable, accounts payable and accrued liabilities are non-interest bearing. Accounts receivable are classified as financial assets and accounts payable and accrued liabilities are classified as financial liabilities. They are initially measured at fair value and subsequently recorded at amortized cost, which approximates fair value due to the short term to maturity. Accounts receivable are net of expected credit losses.

Long-term investments

Equity investments in entities that are not subsidiaries, joint ventures or investments in associates are classified as fair value through profit and loss ("FVTPL") unless they are irrevocably designated, on an individual basis, as fair value through other comprehensive income ("FVOCI"). These investments are measured at fair value on acquisition and at each reporting date.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2022 and 2021
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

Any unrealized holding gains and losses related to long-term investments designated as FVOCI are excluded from net earnings and are included in OCI. Upon disposal, any accumulated gains and losses remain in equity.

Lease liabilities

Lease liabilities are interest bearing and are initially measured at the present value and subsequently recorded at amortized cost.

Debt

The Company initially recognizes all financial liabilities at fair value and classifies them as subsequently measured at either FVTPL or amortized cost, as appropriate. For debt subsequently measured at amortized cost, the effective interest rate method is used. Debt classified as FVTPL is measured at fair value on each financial period-end date with gains and losses flowing through the Consolidated Statement of Operations. For debt that is optionally classified as FVTPL, the part of the fair value change related to the Company’s own credit risk is recorded in OCI rather than the Consolidated Statement of Operations.

Derivative instruments

Derivative instruments, including embedded derivatives, are recorded at FVTPL and accordingly recorded at fair value on the Consolidated Balance Sheet with changes in the fair value being recognized as gains or losses in the Consolidated Statement of Operations. Fair values for derivative instruments are determined using valuation techniques, using assumptions based on market conditions existing at the balance sheet date.

Impairment of financial assets held at amortized cost

At each reporting date, the Company measures the loss allowance for financial assets held at amortized cost at an amount equal to the lifetime expected credit losses if the credit risk on the financial assets has increased significantly since initial recognition. If at the reporting date, the credit risk on the financial assets has not increased significantly since initial recognition, the Company measures the loss allowances for the financial assets at an amount equal to twelve month expected credit losses.

Derecognition of financial assets

Financial assets are derecognized when the investments mature or are sold, and substantially all the risks and rewards of ownership have been transferred. Gains and losses on derecognition of financial assets classified as FVTPL or amortized cost are recognized within other non-operating income. Accumulated gains or losses on financial assets classified as FVOCI remain within accumulated other comprehensive income.

Inventories

Gold and silver bullion, in-process and stockpile inventories are recorded at the lower of average cost and net realizable value. The cost of finished goods and work-in-progress comprises raw materials, direct labour, and other direct costs, as well as stripping in the production stage and related production overheads (based on normal operating capacity) including applicable depreciation on property, plant and equipment. Net realizable value is the estimated selling price less applicable selling expenses and cost to complete.

When inventories have been written down to net realizable value, a new assessment of net realizable value is made in each subsequent period. If the circumstances that caused the write down no longer exist, the amount of the write down on inventory not yet sold is reversed.

Materials and supplies inventories are valued at the lower of average cost and net realizable value. Cost includes acquisition, freight and other directly attributable costs.

Mining interests

Mining interests include property, plant and equipment, mineral properties and mine development costs, deferred stripping, exploration and evaluation expenditures, capitalized borrowing costs and impairment.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2022 and 2021
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

Property, plant and equipment

Property, plant and equipment are recorded at cost. Repairs and maintenance expenditures are charged to operations; major improvements and replacements which extend the useful life of an asset are capitalized. Property, plant and equipment are amortized over the life of the mine using the units-of-production (“UOP”) method based on the recoverable ounces from the estimated proven and probable reserves and a portion of the measured and indicated resources that are reasonably expected to be converted to proven and probable reserves. Mobile equipment, tailings dams and other equipment are depreciated on a straight-line basis over three to six years as appropriate, net of residual value. The Company allocates the amount initially recognized in respect of an item of property, plant and equipment to its significant components and depreciates separately each component part. Residual values, method of amortization and useful lives of the assets are reviewed annually and adjusted if appropriate.

Mineral property and mine development costs

Mineral property and mine development costs are stated at cost less accumulated depreciation and impairment losses. When production commences, these costs are amortized using the UOP method, based on recoverable ounces from the estimated proven and probable reserves plus a portion of measured and indicated resources that are reasonably expected to be converted to proven and probable reserves.

Capitalization of development costs incurred ceases when the mine is capable of operating in the manner intended by management. The Company applies judgement in its assessment of when a mine is capable of operating in the manner intended by management which takes account of the design of the mine and the nature of the initial commissioning phase of the mine.

In accordance with the amendments to IAS 16, Property, plant and equipment, for new mines commissioned on or after January 1, 2022, revenues and the associated cost of production for any items produced during the commissioning phase are recognized in the Consolidated Statement of Operations. The Company has determined there is no retrospective impact from the adoption of the standard.

Non-recoverable costs for projects determined not to be commercially feasible are expensed in the period in which the determination is made or when the carrying value of the project is determined to be impaired.

Deferred stripping

Stripping costs incurred during the production phase of a mine are considered production costs and are included in the cost of inventory produced during the period in which stripping costs are incurred, unless the stripping activity can be shown to be a betterment of the mineral property. Betterment occurs when stripping activity increases future output of the mine by providing access to additional reserves. Stripping costs incurred to provide access to the ore body for extraction are capitalized as mine development costs and are amortized on a UOP basis over the reserves and resources to which they relate.

Exploration and Evaluation Expenditures

The Company defers the cost of acquiring, maintaining its interest, exploring and evaluating a mineral property as exploration and evaluation until a decision to develop, abandon or sell the property is made. Once the technical feasibility and commercial viability of the extraction of mineral reserves or resources from a particular mineral property has been determined, exploration and evaluation expenditures are reclassified to “mineral properties and mine development costs”. If no mineable ore body is discovered, such costs are expensed in the period in which it is determined the property has no future economic value. Exploration costs that do not relate to any specific property are expensed as incurred.

The establishment of technical feasibility and commercial viability of a mineral property is assessed based on a combination of factors, such as but not limited to:

•The extent to which mineral reserves or mineral resources have been identified through a feasibility study or similar level document;
•The results of optimization studies and further technical evaluation carried out to mitigate project risks identified in the feasibility study;
•The status of environmental permits; and
•The status of mining leases or permits.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2022 and 2021
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

In addition, commercial viability is deemed to be achieved when the Company determines that the project will provide a satisfactory return relative to its perceived risks. Ore reserves and resources may be declared for an undeveloped mining project before its commercial viability has been fully determined. Evaluation costs may continue to be capitalized during the period between declaration of reserves and approval to mine as further work is undertaken in order to refine the development case to maximize the project’s returns.

Borrowing costs

Borrowing costs attributable to the acquisition or construction of qualifying assets, which take a substantial period of time to make ready for their intended use are added to the cost of the assets, until such time as the assets are substantially complete and ready for their intended use. The amount of borrowing costs capitalized cannot exceed the actual amount of borrowing costs incurred in a period. All other borrowing costs are expensed in the period in which they are incurred.

Impairment and reversals of impairment

The carrying amounts of long-lived assets are tested for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. If there are indicators of impairment, the recoverable amount of the asset is estimated in order to determine the extent of the impairment. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount and is recorded as an expense in the Consolidated Statement of Operations.

The recoverable amount is the higher of an asset’s “fair value less costs of disposal” ("FVLCD") and “value-in-use”. Where the asset does not generate cash flows that are independent from other assets, the recoverable amount of the cash-generating unit to which the asset belongs is determined. FVLCD is determined as the amount that would be obtained from the sale of the asset less costs of disposal in an arm’s length transaction between knowledgeable and willing parties. For mining assets this would generally be determined based on the present value of the estimated future cash flows arising from the continued development, use or eventual disposal of the asset. In assessing these cash flows and discounting them to the present value, assumptions used are those that an independent market participant would consider appropriate. In assessing “value-in-use”, the estimated future cash flows expected to arise from the continuing use of the assets in their present form and from their disposal are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and risks specific to the asset.

Impairment losses are evaluated for potential reversals when events or circumstances warrant such consideration. Where an impairment loss is subsequently reversed, the amount of such reversal is limited such that the revised carrying amount of the asset or cash-generating unit does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset or cash-generating unit in the prior years. A reversal of an impairment loss is recognized into earnings immediately.

Leases

At the inception of a contract, to determine if it contains a lease, the Company assesses whether it conveys the right to control and obtain substantially all of the economic benefits of an identified asset, for a period of time, in exchange for consideration. Where a contract contains a lease, the Company recognizes a right-of-use asset and a lease liability at the commencement date of the lease.

The right-of-use asset is measured at cost less any accumulated depreciation and impairment losses and may be adjusted for any remeasurement of the lease liability. Cost is the amount of the initial lease liability plus any initial direct costs incurred and any lease payments made at or before the commencement date less any incentives received.

The right-of-use assets are included in the cost of property, plant and equipment for the associated mining interest on the Consolidated Balance Sheet. They are depreciated, in accordance with the Company's existing accounting policy, over the shorter of the lease term or the life of the asset.

The lease liability is initially measured at the present value of future lease payments discounted at the interest rate implicit in the contract. If the implicit rate cannot be determined, the incremental borrowing rate over a similar term and with similar security for the funds necessary to obtain an asset of similar value in a similar economic environment is used. The lease payments include fixed payments less any incentives receivable, variable lease payments that depend on an index or rate and amounts expected to be paid under residual value guarantees. Where the lease contains an extension or purchase option, the costs associated with the option are included if it is reasonably expected to be exercised by the Company.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2022 and 2021
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

Thereafter, the amount of the lease liability is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of the lease liability is remeasured to reflect any modifications to the contract terms. Lease liabilities are presented as a component of debt on the Consolidated Balance Sheet.

The Company has elected not to recognize right-of-use assets and lease liabilities for contracts that have a lease term of 12 months or less or are for the use of low value assets. These contracts are recognized as an expense in the Consolidated Statement of Operations in the period the cost is incurred. In addition, for certain asset classes, the Company has elected to treat both lease and non-lease components as a single lease component for the purposes of applying IFRS 16, Leases.

Mine restoration provisions

Future obligations to retire an asset including site closure, dismantling, remediation and on-going treatment and monitoring are initially recognized and recorded as a liability based on estimated future cash flows discounted at a risk free rate. The measurement determination is based on estimated future cash flows, the current risk-free discount rate, and an estimated inflation factor. The value of restoration provisions is adjusted at each reporting period for changes to factors including the expected amount of cash flows required to discharge the liability, the timing of such cash flows and the risk-free interest rate. The liability is added to the carrying amount of the associated asset, and this additional carrying amount is depreciated over the life of the asset. The liability is accreted to full value over time through periodic charges to earnings. This unwinding of the discount is expensed in the Consolidated Statement of Operations. As reclamation work is performed or liabilities are otherwise settled, the recorded amount of the liability is reduced.

Share-based payments

The cost of stock options and other equity-settled share-based payment arrangements, including restricted share units and performance share units, is recorded based on the estimated fair-value at the grant date and charged to earnings over the vesting period.

The Company grants stock options to certain employees and directors. Each tranche is considered a separate award with its own vesting period and grant date fair value. The fair value of each tranche is measured at the date of grant using the Black-Scholes option pricing model. Compensation expense is recognized over the tranche’s vesting period by a charge to earnings, with a corresponding increase to contributed surplus based on the number of awards expected to vest. The number of awards expected to vest is reviewed at least annually, with any impact being recognized immediately.

The Company grants performance share units to certain officers and employees. Each tranche is considered a separate award with its own vesting period and grant date fair value. The fair value of each tranche is measured at the date of grant using a risk neutral Monte Carlo simulation based on a correlated Geometric Brownian Motion. Compensation expense is recognized over the tranche’s vesting period by a charge to earnings, with a corresponding increase to contributed surplus based on the number of awards expected to vest. The number of awards expected to vest is reviewed at least annually, with any impact being recognized immediately.

Cash settled share-based payment arrangements, including deferred share units and restricted phantom units are measured at fair value using the market value of the underlying shares on the date of issuance. The liability is then remeasured at market value on each reporting date until settlement with any gains or losses flowing through share-based payments expense.

Current and deferred income taxes

Income tax comprises current and deferred tax. Income tax is recognized in the Consolidated Statement of Operations except to the extent that it relates to items recognized directly in equity, in which case the income tax is also recognized directly in equity. Taxes on income in interim periods are recorded using the tax rate that would be applicable to expected annual profit.

Current tax is the expected tax payable on taxable income for the year, using tax rates enacted or substantively enacted, at the end of the reporting period.

Deferred tax is recognized in respect of temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred income tax is determined on a non-discounted basis using tax rates and laws that have been enacted or substantively enacted at the balance sheet date and are expected to apply when the deferred tax asset or liability is reversed. Deferred tax assets are recognized to the extent that it is probable that the assets can be recovered.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2022 and 2021
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except, in the case of subsidiaries, where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future. As an exception, deferred tax assets and liabilities are not recognized if the temporary differences arise from the initial recognition of goodwill, or an asset or liability in a transaction (other than in a business combination) that affects neither accounting profit nor taxable profit.

Deferred income tax assets and liabilities are presented as non-current.

Revenue

Gold revenue is recognized when it is probable that the economic benefits will flow to the Company, delivery has occurred, the sales price is reasonably determinable and collectability is reasonably assured. These criteria are generally met at the time the product is delivered to the customer and, depending on the delivery conditions, title and the risks and rewards of ownership have passed to the customer and acceptance of the product, when contractually required, has been obtained. Gold revenue is measured based on the price specified in the sales contract at the time of sale.

Silver revenue is accounted for as a by-product and is recorded as a credit to operating costs.

Earnings per share

Basic earnings per share is calculated by dividing the net income for the year attributable to shareholders of the Company by the weighted average number of common shares outstanding during the year.

Diluted earnings per share reflects the potential dilution from common share equivalents on the weighted average number of common shares outstanding during the year if the resulting shares would be dilutive. For stock options, the potential dilutive impact is calculated using the treasury share method whereby all “in-the-money” options are assumed to have been exercised at the beginning of the year and the proceeds from the exercise are assumed to have been used to purchase common shares at the average market price during the period.

4Significant accounting judgements and estimates

The preparation of these financial statements in conformity with IFRS requires judgements and estimates that affect the amounts reported. Those judgements and estimates concerning the future may differ from actual results. The following are the areas of accounting policy judgement and accounting estimates applied by management that most significantly affect the Company’s financial statements, including those areas of estimation uncertainty that could result in a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

Areas of judgement

Uncertain tax positions

The Company’s operations involve the application of complex tax regulations in multiple international jurisdictions. Determining the tax treatment of a transaction requires the Company to apply judgement in its interpretation of the applicable tax law. These positions are not final until accepted by the relevant tax authority. The tax treatment may change based on the result of assessments or audits by the tax authorities often years after the initial filing.

The Company recognizes and records potential liabilities for uncertain tax positions based on its assessment of the amount, or range of amounts, of tax that will be due. The Company adjusts these accruals as new information becomes available. Due to the complexity and uncertainty associated with certain tax treatments, the ultimate resolution could result in a payment that is materially different from the Company’s current estimate of the tax liabilities.

Capitalization of exploration and evaluation expenditures

The application of the Company’s accounting policy for capitalization of exploration and evaluation expenditures requires judgement in determining whether the future economic benefit is likely, either through future exploitation or sale, where properties have not reached a stage which permits a reasonable assessment of the existence of reserves. The deferral policy requires management to make certain judgements about future events or circumstances, in particular whether an economically viable mine can be established. Judgements made may change if new information becomes available. If, after an expenditure is capitalized, information becomes available suggesting that the recovery of expenditure is unlikely, the amount capitalized is written off in the Consolidated Statement of Operations in the period when the new information becomes available.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2022 and 2021
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

Determination of control or significant influence over investees

The assessment of whether the Company has a significant influence or control over an investee requires the application of judgement when assessing factors that could give rise to a significant influence or control. Factors evaluated when making a judgement of control or significant influence over an investee include, but are not limited to, ownership percentage, representation on the board of directors, participation in the policy-making process, material transactions and contractual arrangements between the Company and the investee, interchange of managerial personnel, provision of essential technical information and potential voting rights. In evaluating these factors, the Company determines the level of influence over the investee the Company has. Changes in the Company's assessment of the factors used in determining if control or significant influence exists over an investee would impact the accounting treatment of the investment in the investee.

Joint arrangements

The Company is party to a number of arrangements over which it has determined it does not have control. Judgement is required in determining whether joint control over these arrangements exists, which parties have joint control and whether each arrangement is a joint venture or joint operation. In assessing whether the Company has joint control, the activities of each arrangement are analysed to determine which activities most significantly affect the returns of the arrangement over its life. These activities are determined to be the relevant activities of the arrangement. If unanimous consent is required over the decisions about the relevant activities, the parties whose consent is required would have joint control over the arrangement. The judgements around which activities are considered the relevant activities of the arrangement are subject to analysis by each of the parties to the arrangement and may be interpreted differently. When performing this assessment, the Company generally considers decisions about activities such as managing the asset while it is being designed, developed and constructed, during its operating life and during the closure period. The Company may also consider other activities including, but not limited to, the approval of budgets, expansion and disposition of assets, financing, significant operating and capital expenditures, appointment of key management personnel and representation on the Board of Directors. When circumstances or contractual terms change, the Company reassesses the control group and the relevant activities of the arrangement.

If the Company has joint control over an arrangement, an assessment of whether the arrangement is a joint venture or joint operation is required. This assessment is based on whether the Company has rights to the assets, and obligations for the liabilities, relating to the arrangement or whether the Company has rights to the net assets of the arrangement. In making this determination, the Company reviews the legal form of the arrangement, the terms of the contractual arrangement and other relevant facts and circumstances. In a situation where the legal form and the terms of the contractual arrangement does not give the Company rights to the assets and obligations for the liabilities, an assessment of the other relevant facts and circumstances is required. This includes whether the activities of the arrangement are primarily designed for the provision of output to the parties and whether the parties are substantially the only source of cash flows contributing to the arrangement. The consideration of the other relevant facts and circumstances may result in the conclusion that a joint arrangement is a joint operation. This conclusion requires judgement and is specific to each arrangement.

Sources of estimation uncertainty

Mineral reserve and resource estimates

Mineral reserves are estimates of the amount of ore that can be economically and legally extracted from the Company’s mining properties. The Company estimates its mineral reserves and mineral resources based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body, and requires complex geological assessments to interpret the data. The estimation of recoverable mineral reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, metallurgical recoveries, permitting and production costs along with geological assumptions made in estimating the size, and grade of the ore body. Changes in the mineral reserve or mineral resource estimates may impact the carrying value of mining interests, mine restoration provisions, recognition of deferred tax assets, depreciation and amortization charges and royalties receivable.

Impairment of long-lived assets

Long-lived assets are tested for impairment, or reversal of a previous impairment, if there is an indicator of impairment or a subsequent reversal. Calculating the estimated recoverable amount of cash generating units for long-lived asset requires management to make estimates and assumptions that include such factors as reserves and resources, future production levels, operating and capital costs, future metal prices and discount rates. Changes in any of these assumptions or estimates used in determining the recoverable amount could impact the analysis. Such changes could be material.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2022 and 2021
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

Value-added tax receivables

The Company incurs indirect taxes, including value-added tax, on purchases of goods and services at its operating mines and development projects. Indirect tax balances are recorded at their estimated recoverable amounts within current or long-term assets, net of provisions, and reflect the Company’s best estimate of their recoverability under existing tax rules in the respective jurisdictions in which they arise. Management’s assessment of recoverability considers the probable outcomes of claimed deductions and/or disputes. The provisions and balance sheet classifications made to date may be subject to change and such change may be material.

Value-added tax receivables includes amounts for the Fekola Mine of $77 million (2021 - $27 million), for the Masbate Mine of $37 million (2021 – $29 million), and for the Gramalote Project of $7 million (2021 - $7 million).

Current and deferred income taxes

The Company is periodically required to estimate the tax basis of assets and liabilities. Where applicable tax laws and regulations are either unclear or subject to varying interpretations, it is possible that changes in these estimates could occur that materially affect the amounts of deferred income tax assets and liabilities recorded in the financial statements. Changes in deferred tax assets and liabilities generally have a direct impact on earnings in the period that the changes occur.

Each period, the Company evaluates the likelihood of whether some portion or all of each deferred tax asset will not be realized. This evaluation is based on historic and future expected levels of taxable income and the associated repatriation of retained earnings, the pattern and timing of reversals of taxable temporary timing differences that give rise to deferred tax liabilities, and tax planning initiatives. Levels of future taxable income are affected by, among other things, metal prices, production costs, quantities of proven and probable gold reserves, interest rates and foreign currency exchange rates. The availability of retained earnings for distribution depends on future levels of taxable income as well as future reclamation expenditures, capital expenditures, dividends and other uses of available cash flow.

5Accounts receivable, prepaids and other

	2022	2021
	$	$

Supplier advances	12,805	7,291
Current portion of derivative instruments (Note 14)	5,009	12,823
Prepaid expenses	4,062	4,151
Other receivables	6,935	7,847
	28,811	32,112

6Inventories

	2022	2021
	$	$

Gold and silver bullion	49,467	52,867
In-process inventory	14,653	13,260
Ore stock-pile inventory	96,879	72,242
Materials and supplies	171,032	133,985
	332,031	272,354

Ore stock-pile inventory includes amounts for the Fekola Mine of $75 million (2021 - $52 million), for the Otjikoto Mine of $10 million (2021 – $16 million), and for the Masbate Mine of $12 million (2021 - $4 million).

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2022 and 2021
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

7Long-term investments

	2022			2021
	Cost	AOCI	Fair value	Cost	AOCI	Fair value
	$	$	$	$	$	$

West African Resources Ltd. (Note 8)	20,530	(2,766)	17,764	20,530	759	21,289
Osino Resources Corp. (Note 8)	6,955	347	7,302	—	—	—
St. Augustine Gold & Copper Ltd.	20,193	(16,670)	3,523	20,193	(11,578)	8,615
Matador Mining Ltd.	2,362	68	2,430	—	—	—
RTG Mining Inc.	13,400	(12,798)	602	13,400	(12,114)	1,286
Libero Copper & Gold Corporation	632	(394)	238	632	272	904
Goldstone Resources Ltd.	20	(14)	6	20	4	24
	64,092	(32,227)	31,865	54,775	(22,657)	32,118

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2022 and 2021
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

8Mining interests

	2022	2021
	$	$
Property, plant and equipment (depletable)
Fekola Mine, Mali
Cost	1,769,945	1,645,337
Accumulated depreciation and depletion	(819,882)	(609,899)
	950,063	1,035,438
Masbate Mine, Philippines
Cost	1,114,513	1,085,687
Accumulated depreciation and depletion	(537,474)	(449,675)
	577,039	636,012
Otjikoto Mine, Namibia
Cost	864,801	782,208
Accumulated depreciation and depletion	(558,687)	(475,303)
	306,114	306,905

Pre-development properties (pre-depletable)
Fekola Regional pre-development, Mali	30,716	—

Exploration and evaluation properties (pre-depletable)
Gramalote Project, Colombia, net of impairment	135,625	119,866
Dandoko Property, Mali	58,292	—
Bakolobi Property, Mali	51,956	—
Menankoto Property, Mali	41,569	33,739
Bantako North Property, Mali	23,575	15,351
Finland Properties, Finland	22,523	12,561
Kiaka Royalty, Burkina Faso	18,488	18,488
Uzbekistan Properties, Uzbekistan	12,996	8,802
Mocoa Royalty, Colombia	10,230	10,230
Other	8,724	11,019
	383,978	230,056
Corporate & other
Office, furniture and equipment, net	26,820	23,420
	2,274,730	2,231,831
Investments in associates (accounted for using the equity method)
Calibre, Various	111,774	93,728
BeMetals, Various	8,275	10,508
	120,049	104,236
	2,394,779	2,336,067

Acquisition of Oklo

On September 20, 2022, the Company completed the scheme of arrangement (the “Scheme”) by which it acquired all of the issued and outstanding ordinary shares of Oklo Resources Limited ("Oklo") based on an exchange ratio of 0.0206 of a common share of B2Gold for each Oklo share and A$0.0525 in cash for each Oklo ordinary share outstanding. The primary asset acquired was the Dandoko Property located in Mali.

The Scheme has been accounted for as a purchase of net assets. For accounting purposes, the acquisition date was determined to be September 7, 2022, the date at which the Company obtained control of Oklo.

The cost of the acquisition was approximately $57 million, and included the fair value of the shares issued of $36 million (based on the issuance of 10,742,814 shares at Cdn. $4.37 per share and a foreign exchange rate of Cdn. $1.3166 to $1), cash consideration of $18 million, a loan facility made available to Oklo of $1 million and transaction costs of approximately $1 million.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2022 and 2021
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

The purchase price was calculated as follows:

$

Common shares issued (10,742,814 common shares)	35,658
Cash consideration	18,426
Loan facility	1,346
Transaction costs	1,358
Total purchase price	56,788

The purchase price was allocated to the assets and liabilities as follows:

$

Cash and cash equivalents	1,415
Accounts receivable, prepaids and other	83
Mining interests - Dandoko Property	56,287
Mining interests - Other	3,690
Accounts payable and accrued liabilities	(2,332)
Current income and other taxes payable	(2,355)
56,788

Subsequent to the acquisition, the Company settled the $2 million of taxes payable, relating to capital gains taxes on the acquisition, in cash.

Impairment tests of Gramalote Project cash-generating unit

During the years ended December 31, 2014 and December 31, 2015, the Company recorded impairment charges of $97 million and $36 million, respectively, for a cumulative impairment charge of $133 million. In July 2022, based on the preliminary results of the optimized feasibility study for the Gramalote Project, a joint operation between B2Gold and AngloGold Ashanti Limited (“AngloGold”), both partners determined that the project did not currently meet their investment thresholds for development of the project at this time. The decision was considered to be an impairment indicator. In December 2022, there were changes to tax legislation in Colombia which was considered to be an impairment indicator. As a result, the Company performed impairment tests on the Gramalote Project cash-generating unit (“CGU”) during the year-ended December 31, 2022.

The carrying value of the Gramalote Project’s exploration and evaluation property was compared to the property’s recoverable amount which was determined to be its fair value less costs of disposal as at June 30, 2022 and December 31, 2022. To estimate the recoverable amount of the Gramalote Project’s CGU for impairment, the Company utilized a discounted cash flow model incorporating estimates and assumptions that included such factors as reserves and resources, future production levels, operating and capital costs, a long-term gold price of $1,650 per ounce, foreign exchange rates, a discount rate of 6.5%, and a mine life of 12 years with construction beginning in 2024. Management’s estimate of the FVLCD of its CGU is classified as level 3 in the fair value hierarchy. The Company’s estimate of future cash flows is subject to risks and uncertainties and therefore could change in the future if the underlying assumptions change.

The Company’s analysis concluded that the carrying value of the Gramalote Project at December 31, 2022 was not impaired. The recoverable amount of the Gramalote Project CGU is most sensitive to changes in the gold price and discount rate. In isolation, a $50 per ounce reduction in the gold price would result in a reduction in the recoverable amount of approximately $37 million. A 25 basis point increase in the discount rate would result in a reduction in the recoverable amount of approximately $9 million.

Impairment test of the Masbate Mine cash-generating unit

During the year end December 31, 2022, the Company identified an indicator of impairment for the Masbate Mine and performed an impairment test of the Masbate Mine CGU.

The carrying value of the Masbate Mine CGU was compared to the mine’s recoverable amount which was determined to be its fair value less costs of disposal. To estimate the recoverable amount of the Masbate Mine CGU for impairment, the Company utilized a discounted cash flow model incorporating estimates and assumptions that included such factors as reserves and resources, future production levels, operating and capital costs, a long-term gold price of $1,650 per ounce,

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2022 and 2021
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

and a discount rate of 5%. Management’s estimate of the FVLCD of its CGU is classified as level 3 in the fair value hierarchy. The Company’s estimate of future cash flows is subject to risks and uncertainties and therefore could change in the future if the underlying assumptions change.

The Company’s analysis concluded that the carrying value of the Masbate Mine CGU was not impaired. The recoverable amount of the Masbate Mine CGU is most sensitive to changes in the gold price and discount rate. In isolation, a $50 per ounce reduction in the gold price would result in a reduction in the recoverable amount of approximately $53 million. A 25 basis point increase in the discount rate would result in a reduction in the recoverable amount of approximately $7 million.

Bakolobi permit

On April 21, 2022 the Company completed the acquisition of the Bakolobi permit in Mali from a local Malian company for $24 million in cash. The Company also paid $24 million in cash pursuant to a continuing obligation to the previous ownership group of the Bakolobi permit (which includes an international mining company) under the terms of a previous purchase and sale agreement related to the purchase of the Bakolobi permit.

Ondundu Property

In the second quarter of 2022, the initial agreement for the sale of the Ondundu Property in Namibia to Osino Resources Corp. ("Osino") was revised such that the Company would receive 12 million common shares of Osino initially estimated to be valued at $10 million at June 30, 2022 (based on a price Cdn. $1.08 per Osino common share and an exchange rate of Cdn. $1.29 to $1) instead of $4 million in cash and $5 million in Osino common shares as outlined in the original agreement signed in 2021. As a result of the change in consideration, $1 million of the previously recorded impairment loss on the Ondundu Property was reversed in the Consolidated Statement of Operations for the year ended December 31, 2022.

On July 20, 2022, the Company completed the sale of the Ondundu Property for total consideration of $11 million valued as follows:
•12 million Osino shares valued at $7 million based on a share price of Cdn. $0.77 per share and a foreign exchange rate of Cdn. $1.2877 to $1;
•$4 million in deferred consideration to be received in cash six months after closing;
•$2.5 million to be received upon the earlier of (i) completion of a feasibility study including the Ondundu Property or (ii) first gold production from the property, to which no value has been assigned.

Due to the decline in value of the Osino share price between the date of the agreement modification and the closing date, the transaction was completed at a further loss of $3 million. This amount was recognized in the Consolidated Statement of Operations for the year ended December 31, 2022.

During the year ended December 31, 2022, the Company paid $8 million to exercise its option to acquire the remaining 51% interest in the Ondundu property prior to the closing of the sale.

Subsequent to December 31, 2022, the Company received the $4 million deferred consideration.

Bantako North Property

On October 11, 2022, the Company purchased the remaining 10% interest in Dampan Resources SARL, which owns the Bantako North Property for consideration of $4 million plus certain future contingent consideration payments.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2022 and 2021
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

Disposal of Kiaka Project

On November 30, 2021, the Company completed the sale of 100% of the issued and outstanding shares of Volta Resources (Cayman) Inc., the holder of an 81% interest in the Kiaka gold project located in Burkina Faso (the “Kiaka Project”) to West African Resources Limited (“WAF”). The measurement of the consideration is as follows:
•Cash payment of $0.45 million received on execution of the Kiaka Agreement;
•$43 million received on closing of the transaction, comprised of $22.5 million in cash and 22,190,508 WAF ordinary shares (valued at Aus. $1.31 per share using a foreign exchange rate of Aus. $1.41 to $1);
•$45 million deferred consideration to be paid on the earlier of (i) commencement of construction at the Kiaka Project (provided such date will be a minimum of 6 months from the date of the Kiaka Agreement), (ii) completion of a positive feasibility study at the Kiaka Project, and (iii) October 25, 2022, in cash or WAF ordinary shares, at B2Gold’s option but subject to any required WAF shareholder approval to issue WAF ordinary `shares; and
•the Company retained a 2.7% net smelter return royalty ("NSR") interest (the "Kiaka Royalty") on the first 2,500,000 ounces of gold produced at the Kiaka Project, and a 0.45% NSR royalty interest on the next 1,500,000 ounces of gold produced at the Kiaka Project valued at $18 million.

On August 2, 2022, WAF announced the results of the feasibility study for the Kiaka Project. On September 2, 2022, the Company received the $45 million deferred consideration in cash.

In determining the value of the Kiaka Royalty of $18 million, the Company applied a market value approach using a comparable transaction method, whereby the value to the Kiaka Royalty was determined based on the dollar value per NSR royalty ounce based on a comparable pool of gold related NSR royalty transactions. Management’s estimate of the fair value of the Kiaka Royalty was classified as level 3 in the fair value hierarchy. For accounting purposes, the Kiaka Royalty was classified as a Mining Interest on the Consolidated Balance Sheet as at December 31, 2022.

The gain on the disposal of the Kiaka Project was, $23 million as outlined below:

$
Proceeds from sale:
Initial payment received upon agreement execution	450
Cash consideration received upon closing	22,500
Common shares of WAF, issued upon closing	20,530
Deferred consideration, one year from closing discounted at 10.22%	41,239
NSR royalty	18,488
Transaction costs	(248)
Total proceeds from sale, net of transaction costs	102,959

Total assets sold	85,656
Total liabilities sold	(5,356)
Net assets sold	80,300

Gain on disposal of Kiaka Project	22,659

Disposal of Toega Property

On November 30, 2021, the Company completed the sale of the Toega Property located in Burkina Faso to WAF. The measurement of consideration is as follows:
•$9 million as an initial non-refundable cash payment, received during the year ended December 31, 2020;
•$9 million received upon closing;
•production payments of in the form of an NSR royalty (the "Toega Royalty") on the first 1.5 million ounces of production from the Toega Property area valued at $3 million. The Toega Royalty is paid at a rate of 2.7% until payments total $22.5 million and then 0.45% thereafter.
•$2 million to be received from WAF upon the favourable settlement of a disputed tax assessment.

In determining the value of the Toega Royalty of $3 million, the Company applied a market value approach using the comparable transaction method, whereby the value to the Toega Royalty was determined based on the dollar value per NSR royalty ounce based on a comparable pool of gold related NSR royalty transactions. Management’s estimate of the fair value of the Toega Royalty was classified as level 3 in the fair value hierarchy. For accounting purposes, the Toega Royalty was classified as a Mining Interest on the Consolidated Balance Sheet at December 31, 2022.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2022 and 2021
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

The loss on the disposal of the Toega Property is outlined below:

$
Proceeds from sale:
Cash consideration, received upon agreement execution	9,000
Cash consideration, received upon closing	9,000
NSR royalty	2,599
Tax guarantee receivable	1,858
Transaction costs	(18)
Total proceeds from sale, net of transaction costs	22,439

Total assets sold	23,237
Total liabilities sold	(602)
Net assets sold	22,635

Loss on disposal of Toega Property	(196)

Investment in Calibre

On January 12, 2022, the Company's associate, Calibre, acquired Fiore Gold Ltd. for a combination of shares and cash. As a result of the shares issued in the transaction, the Company's investment was diluted from approximately 33% of the outstanding shares of Calibre to approximately 25%. A gain on this dilution of $6 million was recognized in Other income in the Consolidated Statement of Operations during the year ended December 31, 2022. The Company determined that it still has significant influence over the decision-making process of Calibre as a result of holding approximately 25% of the outstanding shares and having an executive of the Company sit on Calibre's Board of Directors.

The trading price of Calibre on December 31, 2022 was Cdn $0.90 per share which corresponds to a quoted market value of $74 million (at a closing exchange rate of Cdn $1.35 per US$) for the Company's investment in Calibre.

The following table summarizes the change in the carrying amount of the Company's investment in associate:

$

Balance at December 31, 2020	76,235
Share of net income for the year	17,707
Loss on dilution	(214)
Balance at December 31, 2021	93,728
Share of net income for the year	12,416
Gain on dilution	5,630
Balance at December 31, 2022	111,774

The equity accounting for Calibre is based on its published results to September 30, 2022 and an estimate of results for the period of October 1, 2022 to December 31, 2022. The following is a summary of the Condensed Interim Consolidated Statement of Financial Position of Calibre at September 30, 2022 on a 100% basis: Current assets - $175 million, non-current assets - $469 million, total assets - $644 million, current liabilities - $67 million, non-current liabilities - $142 million and net assets - $435 million. The following is a summary of the Condensed Interim Consolidated Statement of Operations of Calibre for the nine months ending September 30, 2022 on a 100% basis: Revenues - $296 million, production costs - $171 million, royalties and production taxes - $12 million, depreciation and depletion - $36 million, general and administrative expense - $9 million, stock-based compensation - $1 million, current income tax expense - $24 million, deferred income tax expense - $2 million and net income - $29 million. The Company's equity share of Calibre's estimated net income for the year ended December 31, 2022 was $12 million (2021 - $18 million).

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2022 and 2021
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

Kronk and BeMetals

On April 26, 2021, the Company completed the sale of the outstanding common shares of its subsidiary Kronk Resources Inc. ("Kronk") to BeMetals. In exchange for its interest in Kronk, the Company received 16 million shares of BeMetals valued at $5 million. The gain on the sale of $1 million was recorded in Other Operating Income in the Consolidated Statement of Operations for the year ended December 31, 2021. In connection with the transaction, the Company also purchased 17 million shares of BeMetals valued at Cdn. $0.44 per share for a total cost of $6 million by way of a non-brokered private placement.

Upon closing of the transactions, the Company held approximately 19% of the outstanding shares of BeMetals. The Company determined that, effective April 26, 2021, it has significant influence over the decision-making process of BeMetals as a result of its share ownership and having executives of the Company on BeMetals' Board of Directors. Therefore, the Company is using the equity basis of accounting to account for this investment and has included its investment in BeMetals in Mining Interests. The Company adjusts BeMetals financial results, where appropriate, to give effect to uniform accounting policies.

The trading price of BeMetals on December 31, 2022 was Cdn $0.13 per share which corresponds to a quoted market value of $3 million (at a closing exchange rate of Cdn $1.35 per US$) for the Company's investment.

The following table summarizes the change in the carrying amount of the Company's investment in BeMetals:

$

Balance at December 31, 2020	—
Share consideration on Kronk sale	4,741
Purchase of BeMetals shares	5,945
Share of net loss for the year	(164)
Loss on dilution	(14)
Balance at December 31, 2021	10,508
Share of net loss for the year	(2,233)
Balance at December 31, 2022	8,275

The equity accounting for BeMetals is based on its most recent published results to September 30, 2022 and publicly available information to December 31, 2022 including an estimate of the write-down of the South Mountain property which was abandoned in 2022. BeMetals files its financial results in Canadian dollars. The Condensed Interim Consolidated Statement of Financial Position has been converted to United States dollars at a rate of Cdn. $1.35 and the Condensed Statement of Loss and Comprehensive Loss has been converted at a rate of Cdn. $1.30. The following is a summary of the Condensed Interim Consolidated Statement of Financial Position of BeMetals at September 30, 2022 on a 100% basis: Current assets - $6 million, non-current assets - $25 million, total assets - $31 million, and net assets - $26 million. The following is a summary of the Condensed Interim Consolidated Statement of Loss and Comprehensive Loss of BeMetals for the nine months ending September 30, 2022 on a 100% basis: net loss and comprehensive loss - $1 million.

Other

During the year-ended December 31, 2022, the Company wrote-off $12 million relating to non-core properties that it no longer plans to proceed with.

As at December 31, 2022 the Company had leased assets of $40 million under IFRS 16. The leased assets primarily consisted of the corporate offices of $25 million (cost of $29 million net of $4 million in accumulated depreciation) included in Corporate & Other and other leased assets of $15 million (cost of $21 million net of accumulated depreciation of $6 million) included with their respective mineral properties.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2022 and 2021
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

9Other assets

	2022	2021
	$	$

Low-grade stockpile	48,882	34,318
Reclamation deposits	32,203	26,170
Deferred financing costs (Note 10)	6,711	8,959
Loan to associate	5,095	—
Debt service reserve account (Note 10)	2,801	8,701
Other	2,403	4,223
	98,095	82,371

During the year ended December 31, 2022, the Company issued a promissory note to its associate BeMetals Corp. for the principal amount of $5 million. The note has a term of 3 years and bears interest at 4.7% annually.

10Long-term debt

	2022	2021
	$	$
Equipment loans/finance lease obligations:
Fekola equipment loan facilities (net of unamortized transaction costs)	23,102	42,408
Masbate equipment loan facility (net of unamortized transaction costs)	872	3,865
Lease liabilities	33,254	28,861
	57,228	75,134

Less: current portion	(15,519)	(25,408)
	41,709	49,726

The following is a continuity schedule of the Company's debt balances:

	Revolving credit facility	Equipment loans	Lease Liabilities	Total
	$	$	$	$

Balance at December 31, 2020	—	78,515	31,507	110,022
Lease liabilities incurred	—	—	398	398
Debt repayments	—	(28,797)	(3,889)	(32,686)
Foreign exchange gains	—	(4,145)	(295)	(4,440)
Deferred transaction costs incurred	5,769	—	—	5,769
Reclass of deferred financing costs to other assets (Note 9)	(5,769)	—	—	(5,769)
Non-cash interest and financing expense	—	700	1,140	1,840
Balance at December 31, 2021	—	46,273	28,861	75,134

Lease liabilities incurred	—	—	11,882	11,882
Debt repayments	—	(19,802)	(6,616)	(26,418)
Foreign exchange gains	—	(2,716)	(2,218)	(4,934)
Non-cash interest and financing expense	—	219	1,345	1,564
Balance at December 31, 2022	—	23,974	33,254	57,228

Less: current portion	—	(10,614)	(4,905)	(15,519)
	—	13,360	28,349	41,709

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2022 and 2021
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

Revolving credit facility

On December 16, 2021, the Company entered into a revised revolving credit facility ("RCF") agreement with its existing syndicate of banks. The maximum available for drawdown under the facility remains at $600 million with an accordion feature, available on the receipt of additional binding commitments, for a further $200 million.

The RCF bears interest on a sliding scale of between LIBOR plus 2.00% to 2.50% based on the Company’s consolidated net leverage ratio. Commitment fees for the undrawn portion of the facility are also on a sliding scale basis of between 0.450% and 0.563%. The term of the RCF is four years, maturing on December 16, 2025. Transaction costs on the RCF of $9 million are being amortized over the remainder of the facility term.

The RCF provides for the transition from LIBOR to a new benchmark rate prior to its replacement effective July 1, 2023. The new benchmark rate is based the Secured Overnight Financing Rate (“SOFR”) plus a term credit spread adjustment in addition to the existing sliding scale premium of between 2.00% to 2.50%.

The Company has provided security on the RCF in the form of a general security interest over the Company’s assets and pledges creating a charge over the shares of certain of the Company’s direct and indirect subsidiaries. In connection with the RCF, the Company must also maintain certain ratios for leverage and interest coverage. As at December 31, 2022, the Company was in compliance with these debt covenants.

At December 31, 2022, the Company had drawn $nil on the RCF with the entire facility of $600 million remaining available for future draw downs.

Fekola equipment loan facilities

During 2016, the Company entered into a Euro 71 million term equipment facility (the "first equipment facility") with Caterpillar Financial SARL, as Mandated Lead Arranger, and Caterpillar Financial Services Corporation, as original lender. The aggregate principal amount of up to Euro 71 million was available to the Company’s subsidiary, Fekola SA (the “Borrower”) to finance or refinance the mining fleet and other mining equipment at the Company's Fekola Mine in Mali and was fully utilized.

The Company is required to maintain a deposit in a debt service reserve account (“DSRA”) equal at all times to the total of the principal, interest and other payments that become payable over the next six months. At December 31, 2022, the balance in the DSRA account was Euro 3 million ($3 million equivalent). At December 31, 2021, the balance in the DSRA account was Euro 8 million ($9 million equivalent). During the year ended December 31, 2022, Euro 5 million ($5 million equivalent) was released from the DSRA due to the full repayment of some loans advanced under the facility.

Each equipment loan under the first equipment facility is repayable in 20 equal quarterly installments. The final repayment date shall be five years from the first disbursement under each equipment loan. The interest rate on each loan is a rate per annum equal to EURIBOR plus a margin of 5.10%. The Company and the Company’s subsidiary, Mali Mining Investments Limited, have guaranteed the first equipment facility and security is given over the equipment of the Borrower which has been financed by the first equipment facility, related warranty and insurance, and over the DSRA.

On September 29, 2020, the Company entered into a second term equipment facility (the "second equipment facility") with Caterpillar Financial Services Corporation for aggregate principal amount of up to the Euro equivalent of $40 million. The second equipment facility is available to the Company’s majority-owned subsidiary, Fekola SA (the “Borrower”) to finance or refinance up to 75% of the cost of the mining fleet and other mining equipment at the Company's Fekola Mine in Mali. The second equipment facility is available from the date of the agreement and ends on the earlier of the day when the new equipment facility is fully drawn and 12 months from date of the agreement. On October 26, 2020, the Borrower drew down the entire amount under the new equipment facility for proceeds of Euro 36 million.

Each equipment loan is repayable in 20 equal quarterly installments. The final repayment date shall be five years from the first disbursement under each equipment loan. The interest rate on each loan is a rate per annum equal to EURIBOR plus a margin of 4.25%. The Company and its wholly-owned subsidiary, Mali Mining Investments Limited, have guaranteed the second equipment facility and security is given over the equipment of the Borrower which has been financed by the second equipment facility, related warranty and insurance. There is no requirement to maintain a DSRA for the second equipment facility.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2022 and 2021
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

Masbate equipment loan facility

On June 1, 2017, the Company entered into an $18 million term equipment facility with Caterpillar Financial Services Philippines Inc. The aggregate principal amount was available to the Company’s Philippines subsidiaries to finance or refinance the mining fleet and other mining equipment at the Company's Masbate Mine and was fully utilized.

Each equipment loan is repayable in 20 equal quarterly installments. The final repayment date shall be five years from the first disbursement under each equipment loan. The interest rate on each loan is a rate per annum equal to LIBOR plus a margin of 3.85%. The Company has guaranteed the equipment facilities and security is given over the equipment of the Borrower which has been financed by the equipment facility.

Lease liabilities

For the year ended December 31, 2022, the Company recognized depreciation expense of $5 million (2021 - $4 million) on right-of-use assets recognized under IFRS 16, Leases in the Consolidated Statement of Operations and made payments on these leases of $7 million (2021 - $4 million).

Subsequent to December 31, 2022, on January 4, 2023, the Company de-recognized lease assets (and the associated liabilities) of $5 million upon early termination of a lease agreement for an office in Vancouver.

The expected timing of undiscounted lease payments at December 31, 2022 for leases accounted for under IFRS 16 is as follows:

$

Less than one year	5,297
One to five years	16,344
More than five years	19,228
40,869

For the year ended December 31, 2022, payments totalling $7 million (2021 - $2 million) relating to short-term leases (those with a term of 12 months or less) and $13 million (2021 - $7 million) relating to variable lease payments (including both lease and non-lease components) have been expensed in the Consolidated Statement of Operations.

The following table summarizes the Company’s scheduled debt repayments on its outstanding debt as at December 31, 2022:

	2023	2024	2025	2026	2027	Total
	$	$	$	$	$	$

Fekola equipment loan facilities:
Principal	9,643	7,788	5,987	—	—	23,418
Interest (estimated)	993	548	148	—	—	1,689

Masbate equipment loan facility:
Principal	872	—	—	—	—	872
Interest (estimated)	28	—	—	—	—	28

Lease liabilities
Principal	4,022	3,238	2,638	1,981	2,078	13,957
	15,558	11,574	8,773	1,981	2,078	39,964

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2022 and 2021
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

11Mine restoration provisions

The Company’s mine restoration provisions consist primarily of costs associated with mine reclamation and closure activities. These activities, which are site specific, generally include costs for earthworks, including detoxification and recontouring, revegetation, water treatment and demolition. In calculating the present value of the Company’s mine restoration provisions as at December 31, 2022, management used a risk-free rate applicable to each location’s functional currency ranging from 3.88% to 3.90% and a long-term inflation rate of 2.1%. The undiscounted cash flows, before inflation adjustments, and including the Company's proportionate share of the reclamation costs for Gramalote, to settle the mine restoration provisions was estimated at approximately $122 million at December 31, 2022 (2021 - $105 million). Due to the nature of mine closure plans, cash expenditures are expected to occur over a significant period of time with the majority of the expenditures expected to occur in the years from 2032 to 2043.

The following table shows the movement in the provision for mine restoration provisions:

	2022	2021
	$	$

Balance, beginning of year	117,281	104,282
Reclamation spending	(793)	(343)
Accretion expense	2,571	1,438
Change in obligation	(17,946)	12,484
Liabilities associated with assets sold	—	(580)
Balance, end of year	101,113	117,281
Less: current portion	(5,545)	(734)
	95,568	116,547

12Share capital

The Company’s authorized share capital consists of an unlimited number of common shares and an unlimited number of preferred shares. As at December 31, 2022, the Company had 1,074,694,856 common shares outstanding, including 1,705,000 common shares held in trust under the Company’s Incentive Plan (described below). No preferred shares were outstanding.

During the year ended December 31, 2022, the Company paid a quarterly dividend of $0.04 per share totalling $172 million for the year. During the year-ended December 31, 2021, the Company paid a quarterly dividend of $0.04 per share totalling $170 million for the year. The amount has been recognized in retained earnings in the Consolidated Statement of Changes in Equity during the respective period.

Subsequent to December 31, 2022, on February 22, 2023, B2Gold’s Board of Directors declared a cash dividend for the first quarter of 2023 of $0.04 per common share, payable on March 17, 2023 to shareholders of record as of March 8, 2023.

During 2022, the Company received $14 million (2021 - $6 million) pursuant to the exercise of 5 million (2021 – 3 million) stock options.

Stock options

During the year ended December 31, 2022, 4,534,000 stock options were granted to employees with exercise prices ranging from Cdn. $3.95 to Cdn. $5.79 per share. These stock options have a term of up to ten years and vest over a period of up to five years. The estimated fair value when granted of these options totalling $6 million is being recognized over the vesting period. The fair value was calculated using the Black-Scholes option pricing model based on a risk-free annual interest rate of up to 4.0%, an expected life of up to 10 years, an expected volatility of up to 54% and a dividend yield rate of up to 5.5%.

During 2021, approximately 19,461,000 stock options were granted to employees and directors with exercise prices ranging from Cdn. $4.34 to Cdn. $6.30 per share. These stock options have a term of up to five years and vest over a period of up to five years. The estimated fair value when granted of these options totalling $23 million is being recognized over the vesting period. The fair value was calculated using the Black-Scholes option pricing model based on a risk-free annual interest rate of up to 0.7%, an expected life of approximately 3 years, an expected volatility of approximately 50% and a dividend yield rate of approximately 4%.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2022 and 2021
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

Option pricing models require the input of subjective assumptions regarding the expected volatility. The Company calculates expected volatility based on the historical volatility of its stock price. Changes in this assumption can materially affect the fair value estimate.

For the year ended December 31, 2022, share-based payments expense, relating to the vesting of stock options, was $10 million (2021 - $13 million), net of $1 million (2021 - $2 million) capitalized to mining interests.

A summary of changes to stock options outstanding is as follows:

	Number of outstanding options	Weighted- average exercise price
	(‘000’s)	(in Cdn.$)

Outstanding at December 31, 2020	16,853	3.56
Granted	19,461	5.45
Exercised	(3,052)	2.64
Forfeited or expired	(773)	4.58
Outstanding at December 31, 2021	32,489	4.75
Granted	4,534	5.29
Exercised	(4,955)	3.67
Forfeited or expired	(1,141)	5.35
Outstanding at December 31, 2022	30,927	4.98

During 2022, 5 million (2021 – 3 million) stock options were exercised. The weighted average share price at the time of exercise was Cdn. $5.42 (2021 – Cdn. $5.66).

Stock options outstanding and exercisable as at December 31, 2022 are as follows:

Range of exercise prices (in Cdn. $)	Number of outstanding options (‘000’s)	Weighted- average years to expiry	Weighted-average exercise price (in Cdn. $)	Number of exercisable options (‘000’s)	Weighted-average exercise price (in Cdn. $)

2.94 – 2.99	20	0.75	2.94	20	2.94
3.00 – 3.99	5,241	0.74	3.34	5,166	3.33
4.00 – 4.99	4,709	5.55	4.47	1,375	4.41
5.00 – 5.99	18,739	3.84	5.41	10,157	5.38
6.00 – 6.99	2,098	3.23	6.25	1,298	6.24
7.00 – 8.53	120	2.57	8.01	80	8.01
	30,927	3.52	4.98	18,096	4.79

Restricted share unit plan

The Company has a Restricted Share Unit Plan (the “RSU Plan”) whereby restricted share units (“RSUs”) may be granted to directors, executive officers and employees of the Company. The RSU Plan reflects the Company’s commitment to a long term incentive compensation structure that aligns the interests of its directors, executive officers and employees with the interests of its shareholders. Once vested, each RSU is redeemable for one common share entitling the holder to receive the common share for no additional consideration.

During the year ended December 31, 2022, the Company granted approximately 2 million (2021 – 1 million) RSUs to executive officers and employees of the Company. One-third of the RSUs vest one year from the grant date, another one-third will vest two years from the grant date with the remainder vesting three years from the grant date. The total estimated fair value of the RSU granted was approximately $8 million (2021 - $7 million) based on the market value of the Company’s shares at the grant date. The fair value of each RSU is recorded as a share-based payments expense over the vesting period.

For the year ended December 31, 2022, share-based payments expense relating to the vesting of RSUs was $8 million (2021 - $6 million).

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2022 and 2021
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

Summary of changes to RSUs outstanding:

Number of outstanding RSUs
(‘000’s)

Outstanding at December 31, 2020	4,334
Granted	1,329
Vested and converted to common shares	(2,143)
Reinvested dividend equivalents	159
Outstanding at December 31, 2021	3,679
Granted	1,751
Vested and converted to common shares	(2,663)
Forfeited	(119)
Reinvested dividend equivalents	136
Outstanding at December 31, 2022	2,784

Deferred share unit plan

The Company has a Deferred Share Unit plan (the "DSU plan") for the benefit of the directors of the Company. Pursuant to the plan, eligible directors can elect to receive all or part of their total cash compensation in the form of deferred share units ("DSUs"). The number of DSUs granted to an eligible director is determined by dividing the portion of the compensation to be paid in DSUs by the volume weighted average trading price of the common shares on the stock exchange on which the majority of the volume of trading of the shares occurred over the relevant period for the five trading days immediately preceding the date of grant. In addition, the Board may, at its discretion, grant additional DSUs to plan participants. Each eligible director is required to hold DSUs received until the eligible director ceases to be a director of the Company, following which the DSUs will be settled in cash. As the DSUs are cash settled, they are recorded as a liability at fair market value on the Consolidated Balance Sheet with changes in the fair value being recognized as a share-based payment expense or recovery in the Consolidated Statement of Operations.

For the year ended December 31, 2022, the Company issued 0.2 million DSUs (2021 - 0.4 million) with a fair market value of $1 million (2021 - $1 million) to directors of the Company. As at December 31, 2022, there were 2 million DSUs outstanding (2021 - 2 million). For the year ended December 31, 2022, share-based payments recovery relating to DSUs was $0 million (2021 - recovery of $1 million).

Performance share unit plan

The Company has a Performance Share Unit plan (the "PSU plan") for the benefit of officers, employees and eligible consultants. Under the plan, eligible participants will receive shares based on the achievement of certain defined performance measures over a defined period of time. The number of shares receivable shall be 0% to 200% of the performance share units ("PSUs") awarded, with the factor applied being dependent on the extent to which the defined performance measures have been achieved.

For the year ended December 31, 2022, the Company granted approximately 1 million (2021 - 1 million) PSUs to employees. The number of shares to be issued will be 0% to 200% of the number of PSUs depending on total shareholder return compared to a group of peer companies over the period January 1, 2022 to December 31, 2024 (2021 - January 1, 2021 to December 31, 2023). The estimated fair value when granted of $8 million (2021 - $7 million) is being recognized over the vesting period. The fair value was calculated using a risk-neutral Monte Carlo simulation based on a correlated Geometric Brownian Motion. The model used historical share price volatility ranging from 32% to 81% (2021 - 32% to 99%) for the group, a Canadian risk-free annual interest rate of 2.88% (2021 - 0.81%), and a United States risk-free annual interest rate of 2.76% (2021 - 0.35%).

As at December 31, 2022, 5 million PSUs were outstanding under the plan (2021 - 3 million). For the year ended December 31, 2022, share-based payments expense relating to PSUs was $7 million (2021 - $4 million).

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2022 and 2021
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

Restricted phantom unit plan

The Company has a Restricted Phantom Unit plan (the "RPU plan") for the benefit of the directors of the Company. Once vested, each restricted phantom unit is redeemable for the cash value of one common share. As the restricted phantom units ("RPUs") are cash settled, they are recorded as a liability at fair market value on the Consolidated Balance Sheet with changes in the fair value being recognized as a share-based payment expense or recovery in the Consolidated Statement of Operations.

For the year ended December 31, 2022, the Company issued 0.1 million RPUs with a fair market value of $1 million to directors of the Company. As at December 31, 2022, there were 0.1 million RPUs outstanding (2021 - nil). For the year ended December 31, 2022, share-based payments expense relating to RPUs was $0.3 million.

Incentive plan

On June 29, 2007, the Company established the B2Gold Incentive Plan (the “Incentive Plan”) for the benefit of directors, officers, employees and service providers of the Company and issued to the trustees of the Incentive Plan options to acquire 4,955,000 common shares. On October 12, 2007, following the exercise of these options, an aggregate of 4,955,000 common shares were issued to and paid for by the trustees of the Incentive Plan. These shares were held in trust by the trustees pursuant to the terms of the Incentive Plan. The Company is required under IFRS to consolidate the trust. The Company recognizes a share-based compensation expense with respect to these incentive shares, when these shares are granted to the ultimate beneficiaries by the trust. As at December 31, 2022, there are 1,705,000 common shares remaining in the trust.

Earnings per share
The following is the calculation basic and diluted earnings per share:

	2022	2021
	$	$

Net income and diluted net income (attributable to shareholders of the Company)	252,873	420,065

Basic weighted average number of common shares outstanding (in thousands)	1,064,259	1,053,809

Effect of dilutive securities:
Stock options	1,928	4,883
Restricted share units	732	1,478
Performance share units	4,085	1,372
Diluted weighted average number of common shares outstanding (in thousands)	1,071,004	1,061,542

Earnings per share (attributable to shareholders of the Company)
Basic	$0.24	$0.40
Diluted	$0.24	$0.40

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2022 and 2021
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

13Non-controlling interest

The following is a continuity schedule of the Company's non-controlling interests:

	Fekola	Masbate	Otjikoto	Other	Total
	$	$	$	$	$

Balance at December 31, 2020	51,992	16,302	20,727	(447)	88,574
Share of net income	32,292	351	7,641	476	40,760
Interest on loan to non-controlling interest	(3,184)	—	—	—	(3,184)
Distributions to non-controlling interest	(22,011)	—	(9,142)	—	(31,153)
Repayment of loan by non-controlling interest	—	—	5,312	—	5,312
Purchase of non-controlling interest	—	—	—	1,099	1,099
Non-controlling interest associated with mineral properties sold (Note 8)	—	—	—	(1,084)	(1,084)
Other	—	—	389	—	389
Balance at December 31, 2021	59,089	16,653	24,927	44	100,713

Share of net income (loss)	25,467	5,567	3,471	(655)	33,850
Interest on loan to non-controlling interest	(3,499)	—	—	—	(3,499)
Distributions to non-controlling interest	(26,870)	—	(4,051)	—	(30,921)
Participating funding from non-controlling interest	—	—	—	2,980	2,980
Other	—	—	732	(192)	540
Balance at December 31, 2022	54,187	22,220	25,079	2,177	103,663

The following is the summarized financial information of subsidiaries with material non-controlling interests:

	Fekola		Otjikoto
	2022	2021	2022	2021
	$	$	$	$

Summarized Balance Sheets
Current assets	395,017	289,614	79,187	84,477
Non-current assets	967,148	1,002,062	335,802	325,544
Total assets	1,362,165	1,291,676	414,989	410,021

Current liabilities	230,574	115,548	13,258	31,586
Non-current liabilities	55,135	67,972	153,251	121,993
Total liabilities	285,709	183,520	166,509	153,579

Summarized Statements of Operations
Revenue	1,067,482	1,024,425	280,394	338,960
Net income	243,823	301,834	36,792	55,844

14Derivative financial instruments

Fuel derivatives

During the year ended December 31, 2022, the Company entered into additional series of forward contracts for the purchase of 2 million litres of fuel oil with scheduled settlement between November 2023 and January 2024. These derivative instruments were not designated as hedges by the Company and were recorded at FVTPL.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2022 and 2021
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

For the year ended December 31, 2022, the Company recorded an unrealized fuel derivative loss of $10 million (2021 – gain of $11 million) and a realized fuel derivative gain of $29 million (2021 - gain of $14 million) in the Consolidated Statement of Operations.

The following is a summary, by maturity dates, of the Company’s fuel derivative contracts outstanding as at December 31, 2022:

	2023	2024	Total

Forward – fuel oil:
Litres (thousands)	22,604	656	23,260
Average strike price	$0.37	$0.43	$0.37

Forward – gas oil:
Litres (thousands)	17,066	—	17,066
Average strike price	$0.43	$—	$0.43

The unrealized fair value of these contracts at December 31, 2022 was $5 million (see Note 5).

15Financial instruments

The Company’s financial assets and liabilities consist of cash and cash equivalents, accounts receivable, loan receivable, long-term investments, accounts payable and accrued liabilities, fuel derivative contracts, and long-term debt.

Fair values

The Company’s financial assets and liabilities are classified based on the lowest level of input significant to the fair value measurement based on the fair value hierarchy:

Level 1 – quoted prices in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data.

As at December 31, 2022, the Company’s financial assets and liabilities measured at fair value are categorized as follows:

	As at December 31, 2022		As at December 31, 2021
	Level 1	Level 2	Level 1	Level 2
	$	$	$	$

Long-term investments (Note 7)	31,865	—	32,118	—
Fuel derivative contracts (Note 14)	—	5,009	—	15,424

The fair value of the Company’s long-term investments were determined using market quotes from an active market for each investment.

The fair value of the Company's fuel derivative contracts and interest rate swaps were determined using prevailing market rates for instruments with similar characteristics.

The fair value of the Company's long-term debt also approximates its carrying value as it has a floating interest rate and the Company's credit spread has remained approximately consistent. The fair value of the Company's other financial instruments approximate their carrying value due to their short-term nature.

Capital risk management

The Company’s objectives when managing its capital is to ensure it will be able to continue as a going concern while maximizing the return to shareholders including the payment of dividends. The selling price of gold and minimizing

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2022 and 2021
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

production costs and capital expenditures are key factors in helping the Company reach its capital risk management objectives. The capital structure of the Company includes shareholders’ equity and debt.

Credit risk

As at December 31, 2022, the Company’s maximum exposure to credit risk was the book value of cash and cash equivalents, accounts receivable, deferred consideration receivable, loans receivable and the carrying value of its derivative portfolio. The Company limits its credit exposure on cash and cash equivalents by holding its deposits mainly with high credit quality financial institutions as determined by credit rating agencies.

Liquidity risk

The Company manages its liquidity risk through its budgeting and forecasting process. Budgets are prepared annually and forecasts are prepared and reviewed on a regular basis, to help determine the funding requirements to support the Company’s current operations and expansion and development plans and by managing its capital structure as described above.

As at December 31, 2022, the Company had cash and cash equivalents of $652 million. Cash provided by operating activities totalled $596 million for the year ended December 31, 2022. As at December 31, 2022, the Company had a $600 million revolving credit facility of which the entire balance of $600 million is undrawn.

As at December 31, 2022, the Company had drawn down the full amount under its equipment loan facilities at Fekola and Masbate.

As at December 31, 2022, the Company’s significant commitments are disclosed in the table below. In addition, significant commitments are disclosed in Note 10 for debt repayments and Note 21 for capital expenditure commitments.

	2023	2024	2025	2026	2027	Total
	$	$	$	$	$	$

Accounts payable and accrued liabilities	114,791	—	—	—	—	114,791
Fekola equipment loan facilities:
Principal	9,643	7,788	5,987	—	—	23,418
Interest (estimated)	993	548	148	—	—	1,689
Masbate equipment loan facility:
Principal	872	—	—	—	—	872
Interest (estimated)	28	—	—	—	—	28
Lease liabilities
Principal	4,022	3,238	2,638	1,981	2,078	13,957
	130,349	11,574	8,773	1,981	2,078	154,755

Capital expenditure commitments	72,013	—	—	—	—	72,013
Commitment fees on revolving credit facility	2,700	2,700	2,588	—	—	7,988
Other liabilities	2,331	—	—	—	—	2,331
	207,393	14,274	11,361	1,981	2,078	237,087

Market risk

Market risk includes currency and price risk.

The Company’s operations in foreign countries are subject to currency fluctuations and such fluctuations may materially affect the Company’s financial position and results. The Company reports its financial results in United States dollars and incurs expenses in European euros, CFA francs, Namibian dollars, South African rand, Philippine pesos, Canadian dollars and Colombian pesos. As these exchange rates fluctuate against the United States dollar, the Company will experience foreign exchange gains and losses.

The Company also holds cash and cash equivalents that are denominated in non-United States dollar currencies which are subject to currency risk. As at December 31, 2022, $437 million of the Company’s $652 million in cash and cash equivalents

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2022 and 2021
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

was held in United States dollars. A 10% movement in foreign exchange rates versus the United States dollar would result in approximately a $20 million change in the Company’s cash position.

The Company maintains a portfolio of fuel derivatives that are measured at FVTPL. A 10% change in the forward price of fuel would result in a $2 million change in the value of the fuel derivative portfolio.

16Income and other taxes

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings from operations before taxes. These differences result from the following items:

	2022	2021
	$	$

Income from operations before taxes	530,617	726,227
Canadian federal and provincial income tax rates	27.00%	27.00%
Income tax expense at statutory rates	143,267	196,081

Increase (decrease) attributable to:
Effects of different foreign statutory tax rates	26,256	40,067
Change due to foreign exchange	24,950	28,261
Withholding and other taxes	26,041	28,249
Non-deductible expenditures	31,948	24,356
Change in income tax rates	—	(20,143)
Benefit of optional tax incentives	(13,965)	(16,544)
Use of losses and temporary differences not previously recognized	—	(10,481)
Future withholding tax	(12,000)	(3,300)
Non-taxable portions of gains	(2,135)	(4,754)
Losses and tax bases for which no tax benefit has been recorded	7,178	1,876
Change in accruals for tax audits	11,209	1,200
Amounts under provided for in prior years	1,145	534
Income tax expense	243,894	265,402

Current income tax, withholding and other taxes	247,811	270,669
Deferred income tax recovery	(3,917)	(5,267)
Income tax expense	243,894	265,402

Included in current income tax expense for the year-ended December 31, 2022, is $36 million (2021 - $39 million), related to the State of Mali's 10% priority dividend on its free carried interest in the Fekola Mine. This priority dividend is accounted for as an income tax in accordance with IAS 12, Income Taxes.

Fekola Tax Audits

The Company's subsidiary, Fekola SA, received a Notice for Reassessment dated September 6, 2022, from the Malian Directorate General of Taxes (“DGT”) asserting proposed adjustments and other tax liabilities amounting to $26 million excluding penalties, $45 million including penalties, (based on the December 31, 2022 exchange rate of CFA 611 to $1) arising from tax audits conducted for fiscal years 2016-2018. The Company has reviewed the reassessment and concluded that there is no merit to the tax audit adjustments. Fekola SA filed a contentious claim, dated November 3, 2022, outlining its objections to the reassessment in accordance with the Mali Income Tax Act, and remains in discussions with the DGT with respect to this matter.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2022 and 2021
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

Total contingent liabilities recognized related to tax are as follows:

	2022	2021
	$	$

Opening balance	2,971	640
Additions	11,209	2,571
Reductions	(1,230)	(240)
Closing balance	12,950	2,971

During the year ended December 31, 2022, the company recorded a deferred tax recovery of $12 million (2021 - recovery of $3 million) related to future withholding tax expected to be incurred on retained earnings the Company is planning to repatriate from its foreign subsidiaries in the foreseeable future. The Company's foreign subsidiaries continue to accumulate earnings in excess of their expected needs for reinvestment. The deferred tax expense will eventually be a current tax expense as dividends from foreign subsidiaries and the associated withholding taxes are paid.

Deferred tax liabilities of approximately $125 million (2021 – $112 million) have not been recognized on the repatriation of earnings from foreign subsidiaries where the Company controls the timing of the reversal of the temporary differences but it is probable that such differences will not reverse in the foreseeable future.

Total income tax expense attributable to geographical jurisdiction is as follows:

	2022	2021
	$	$

Mali	195,917	216,560
Philippines	13,453	(5,044)
Namibia	28,496	45,773
Other	6,028	8,113
	243,894	265,402

The composition of the Company’s net deferred income tax (liabilities) assets and deferred tax expense (recovery) is as follows:

	Deferred tax (liabilities)/assets		Deferred income tax expense/(recovery)
	As at December 31, 2022	As at December 31, 2021	2022	2021
	$	$	$	$

Operating loss carry-forwards	22,119	30,735	8,616	(9,630)
Current assets and liabilities	(7,030)	(5,502)	1,528	10,507
Mining interests	(207,133)	(211,581)	(4,448)	(10,333)
Mine restoration provisions	24,622	29,052	4,430	1,393
Future withholding tax	(9,000)	(21,000)	(12,000)	(3,300)
Unrealized gains	(7,510)	(8,097)	(587)	5,012
Other	1,417	(39)	(1,456)	1,084
	(182,515)	(186,432)	(3,917)	(5,267)

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2022 and 2021
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

Represented on the balance sheet as:

	2022	2021
	$	$

Deferred tax asset	—	(1,455)
Deferred tax liability	182,515	187,887
Balance, end of year	182,515	186,432

The Company has the following unrecognized deferred tax assets:

	2022	2021
	$	$

Capital and non-capital tax losses	116,273	109,567
Long-term debt	3,615	3,256
Mining interests and other	1,916	600
Mine restoration provisions	586	431
	122,390	113,854

The Company has not recognized potential deferred tax assets of $122 million (2021 - $114 million) as it is not probable that future taxable profits will be available against which the Company can utilize the potential deferred tax assets.

The change for the year in the Company’s net deferred tax liability was as follows:

	2022	2021
	$	$

Balance, beginning of year	186,432	196,356
Deferred income tax (recovery) expense	(3,917)	(5,267)
Deferred income tax liability related to Kiaka disposal	—	(4,657)
	(3,917)	(9,924)
Balance, end of year	182,515	186,432

At December 31, 2022, the Company had non-capital tax losses which are not recognized as deferred tax assets. The Company recognizes the tax benefit of the non-capital tax losses only to the extent of anticipated future taxable income that can be reduced by non-capital tax losses. The gross amount of the non-capital tax losses for which a tax benefit has not been recorded are $290 million (2021 - $295 million) in Canada which expire between 2027 and 2042, and $1 million (2021 - $1 million) in Colombia which expire between 2031 and 2033.

At December 31, 2022 the Company had capital losses in Canada of $311 million which have no expiry date and can be applied against future capital gains. No deferred income tax asset has been recorded with respect to these losses.

During the year ended December 31, 2022 the Company paid $239 million (2021 - $324 million) of current income tax, withholding and other taxes in cash.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2022 and 2021
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

17Supplementary cash flow information

Supplementary disclosure of cash flow information is provided in the table below:

Non-cash (credits) charges:

	2022	2021
	$	$

Depreciation and depletion	383,852	378,892
Share-based payments (Note 12)	24,676	22,571
(Reversal of impairment) impairment of long-lived assets (Note 8)	(909)	5,905
Net losses (gains) on sale of mineral properties (Note 8)	2,804	(22,463)
Share of net income of associates (Note 8)	(10,183)	(17,543)
Write-down of mineral property interests (Note 8)	12,366	1,055
Non-cash interest and financing expense	10,842	11,798
Unrealized losses (gains) on derivative instruments (Note 14)	10,442	(12,884)
Deferred income tax recovery (Note 16)	(3,917)	(5,267)
Other	(4,029)	7,492
	425,944	369,556

Changes in non-cash working capital:

	2022	2021
	$	$

Accounts receivable and prepaids	(3,915)	568
Value-added and other tax receivables	3,402	(48,820)
Inventories	(50,273)	(24,042)
Accounts payable and accrued liabilities	1,188	12,078
Current income and other taxes payable	994	(44,399)
	(48,604)	(104,615)

Other exploration and development:

	2022	2021
	$	$

Fekola Mine, exploration	(15,214)	(13,014)
Masbate Mine, exploration	(4,759)	(5,013)
Otjikoto Mine, exploration	(3,476)	(4,424)
Menankoto Property, exploration	(8,166)	(4,942)
Bantako North Property, exploration	(8,608)	(9,057)
Finland Properties, exploration	(9,962)	(3,527)
Uzbekistan Properties, exploration	(4,072)	(4,456)
Kiaka Project, exploration	—	(4,313)
Other	(9,372)	(7,370)
	(63,629)	(56,116)

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2022 and 2021
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

Non-cash investing and financing activities:

	2022	2021
	$	$

Change in current liabilities relating to mineral property expenditures	1,956	8,762
Interest on loan to non-controlling interest	4,116	3,746
Share-based payments, capitalized to mineral property interests	1,036	2,124
Foreign exchange gains on Fekola equipment loan facility	2,716	4,145
Shares issued on acquisition of Oklo Resources Limited (Note 8)	35,658	—
Share consideration received on sale of Ondundu Property (Note 8)	6,955	—
Deferred consideration on sale of Ondundu Property (Note 8)	3,850	—
Deferred consideration on disposal of Kiaka Project (Note 8)	—	41,239
Share consideration received on disposal of Kiaka Project (Note 8)	—	20,530
Royalty interest in Kiaka Project (Note 8)	—	18,488
Royalty interest in Toega Project (Note 8)	—	2,599
Tax guarantee receivable on disposal of Toega Project (Note 8)	—	1,858
Share consideration received on disposal of Kronk (Note 8)	—	4,741
Change in accrued distributions to non-controlling interests		(5,033)

18Compensation of key management

Key management includes the Company’s directors, members of the Executive Committee and members of Senior Management. Compensation to key management consisted of:

	2022	2021
	$	$

Salaries and short-term employee benefits	9,929	8,891
Share-based payments	14,276	11,946
	24,205	20,837

19Production costs by nature

	2022	2021
	$	$

Raw materials and consumables	484,466	408,219
Salaries and employee benefits	114,014	120,690
Contractors	48,235	32,926
Equipment rental	3,350	3,752
Other	45,346	37,207
Change in inventories	(26,135)	(15,986)
Capitalized to mining interests	(42,750)	(93,419)
	626,526	493,389

Salaries and employee benefits expense included in general and administrative costs were $28 million for the year ended December 31, 2022 (2021 - $28 million).

20Segmented information

The Company’s reportable operating segments for 2022 include its mining operations, namely the Fekola, Masbate and Otjikoto mines. The “Other Mineral Properties” segment consists of the Company’s interests in mineral properties which are at various stages of exploration and development, including the Company's interests in the Gramalote Project and Calibre. The “Corporate and Other” segment includes corporate operations.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2022 and 2021
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

The Company’s segments are summarized in the following tables:

	2022
	Fekola Mine	Masbate Mine	Otjikoto Mine	Other Mineral Properties	Corporate & Other	Total
	$	$	$	$	$	$

External gold revenue	1,067,482	384,714	280,394	—	—	1,732,590
Production costs	326,529	177,705	122,292	—	—	626,526
Depreciation & depletion	215,664	88,834	79,348	6	2,613	386,465
Reversal of impairment of long-lived assets	—	—	—	(909)	—	(909)
Write-down of mineral property interests	—	313	—	12,053	—	12,366
Current income tax, withholding and other taxes	196,499	24,676	26,512	124	—	247,811
Net income (loss)	231,587	71,252	33,844	(20,967)	(28,993)	286,723
Capital expenditures	132,836	44,287	82,572	90,111	174	349,980
Total assets	1,456,040	755,297	439,051	549,632	481,213	3,681,233

	2021
	Fekola Mine	Masbate Mine	Otjikoto Mine	Other Mineral Properties	Corporate & Other	Total
		$	$	$	$	$

External gold revenue	1,024,425	398,879	338,960	—	—	1,762,264
Production costs	250,337	146,671	96,381	—	—	493,389
Depreciation & depletion	188,601	86,835	103,456	52	2,392	381,336
Impairment of long-lived assets	—	—	—	5,905	—	5,905
Current income tax, withholding and other taxes	190,908	25,750	49,063	37	4,911	270,669
Net income (loss)	263,218	132,615	71,576	9,781	(16,365)	460,825
Capital expenditures	123,651	35,756	85,360	57,552	1,652	303,971
Total assets	1,382,369	786,770	442,280	362,133	587,741	3,561,293

The Company’s mining interests are located in the following geographical locations:

	2022	2021
	$	$
Mining interests
Mali	1,159,931	1,084,580
Philippines	577,039	636,525
Namibia	306,718	307,434
Colombia	145,855	130,096
Investments in associates - various	120,049	104,236
Canada	26,820	23,420
Burkina Faso	21,087	21,087
Finland	22,523	12,561
Other	14,757	16,128
	2,394,779	2,336,067

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2022 and 2021
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

21Commitments

As at December 31, 2022, the Company had the following commitments (in addition to those disclosed elsewhere in these financial statements):

•For payments of $29 million for mobile equipment, $9 million related to mobile equipment rebuilds, $6 million related to plant and powerhouse maintenance, $1 million for the tailings storage facility expansion, $1 million for underground development and $3 million for other capital projects at the Fekola Mine, all of which is expected to be incurred in 2023.
•For payments of $13 million for mobile equipment and $2 million for infrastructure for Fekola Regional pre-development, all of which is expected to be incurred in 2023.
•For payments of $8 million for mobile equipment at the Masbate Mine, all of which is expected to be incurred in 2023.
•For payments of $1 million for the Gramalote Project, all of which is expected to be incurred in 2023.
.

22Acquisition of Sabina Gold and Silver Corp.

Subsequent to December 31, 2022, on February 13, 2023, the Company entered into a definitive agreement pursuant to which it had agreed to acquire all of the issued and outstanding common shares of Sabina Gold & Silver Corp. ("Sabina Gold") (the “Transaction”).

The Transaction will result in the Company acquiring Sabina Gold’s 100% owned Back River Gold District located in Nunavut, Canada. Under the terms of the Transaction, the Company will issue 0.3867 of a common share for each Sabina Gold common share held. All outstanding Sabina Gold stock options will be exchanged for B2Gold stock options based on the exchange ratio.

The Transaction will be implemented by way of a court-approved Plan of Arrangement under the Business Corporations Act (British Columbia) and will require approval by 66 2/3% of the votes cast by Sabina Gold shareholders at a special meeting expected to be held in April 2023. In addition to Sabina Gold shareholder approval, the Transaction is subject to normal course regulatory approvals and the satisfaction of customary closing conditions.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2022 and 2021
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

23Mining interest schedules

	Cost					Accumulated depreciation				Net carrying value
	Balance at Dec. 31, 2021	Additions / Equity pick-up	Disposals / write-offs	Reclass / Mine restoration provision movements	Balance at Dec. 31, 2022	Balance at Dec. 31, 2021	Depreciation	Disposals / write-offs	Balance at Dec. 31, 2022	As at Dec. 31, 2022	As at Dec. 31, 2021
	$	$	$	$	$	$	$	$	$	$	$

Property, plant and equipment (depletable)
Fekola Mine	1,645,337	140,710	(12,898)	(3,204)	1,769,945	(609,899)	(221,119)	11,136	(819,882)	950,063	1,035,438
Masbate Mine	1,085,687	44,103	(1,032)	(14,245)	1,114,513	(449,675)	(88,610)	811	(537,474)	577,039	636,012
Otjikoto Mine	782,208	84,873	(1,558)	(722)	864,801	(475,303)	(84,703)	1,319	(558,687)	306,114	306,905
	3,513,232	269,686	(15,488)	(18,171)	3,749,259	(1,534,877)	(394,432)	13,266	(1,916,043)	1,833,216	1,978,355

Pre-development properties (pre-depletable)
Fekola Regional pre-development	—	29,560	—	1,156	30,716	—	—	—	—	30,716	—

Exploration & evaluation properties (pre-depletable)
Gramalote Project	119,866	15,759	—	—	135,625	—	—	—	—	135,625	119,866
Dandoko Property	—	58,292	—	—	58,292	—	—	—	—	58,292	—
Bakolobi Property	—	51,956	—	—	51,956	—	—	—	—	51,956	—
Menankoto Property	33,739	8,986	—	(1,156)	41,569	—	—	—	—	41,569	33,739
Bantako North Property	15,351	8,224	—	—	23,575	—	—	—	—	23,575	15,351
Finland Properties	12,561	9,962	—	—	22,523	—	—	—	—	22,523	12,561
Kiaka Royalty	18,488	—	—	—	18,488	—	—	—	—	18,488	18,488
Mocoa Royalty	10,230	—	—	—	10,230	—	—	—	—	10,230	10,230
Uzbekistan Properties	8,802	4,194	—	—	12,996	—	—	—	—	12,996	8,802
Other	11,019	11,114	(13,409)	—	8,724	—	—	—	—	8,724	11,019
	230,056	168,487	(13,409)	(1,156)	383,978	—	—	—	—	383,978	230,056

Corporate
Office, furniture & equipment	28,540	6,013	(2,134)	—	32,419	(5,120)	(2,613)	2,134	(5,599)	26,820	23,420

	3,771,828	473,746	(31,031)	(18,171)	4,196,372	(1,539,997)	(397,045)	15,400	(1,921,642)	2,274,730	2,231,831

Investments in associates (accounted for using the equity method)
Calibre	93,728	18,046	—	—	111,774	—	—	—	—	111,774	93,728
BeMetals	10,508	(2,233)	—	—	8,275	—	—	—	—	8,275	10,508
	104,236	15,813	—	—	120,049	—	—	—	—	120,049	104,236

	3,876,064	489,559	(31,031)	(18,171)	4,316,421	(1,539,997)	(397,045)	15,400	(1,921,642)	2,394,779	2,336,067

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2022 and 2021
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

	Cost					Accumulated depreciation				Net carrying value
	Balance at Dec. 31, 2020	Additions / Equity pick-up	Disposals / write-offs	Reclass / Mine restoration provision movements	Balance at Dec. 31, 2021	Balance at Dec. 31, 2020	Depreciation	Disposals / write-offs	Balance at Dec. 31, 2021	As at Dec. 31, 2021	As at Dec. 31, 2020
	$	$	$	$	$	$	$	$	$	$	$

Property, plant and equipment (depletable)
Fekola Mine	1,516,134	126,824	(2,508)	4,887	1,645,337	(416,559)	(193,401)	61	(609,899)	1,035,438	1,099,575
Masbate Mine	1,046,577	35,081	(284)	4,313	1,085,687	(361,438)	(88,450)	213	(449,675)	636,012	685,139
Otjikoto Mine	696,956	85,571	(3,277)	2,958	782,208	(371,138)	(107,383)	3,218	(475,303)	306,905	325,818
	3,259,667	247,476	(6,069)	12,158	3,513,232	(1,149,135)	(389,234)	3,492	(1,534,877)	1,978,355	2,110,532

Exploration & evaluation properties (pre-depletable)
Gramalote Project	95,435	24,392	—	39	119,866	—	—	—	—	119,866	95,435
Menankoto Property	28,991	4,748	—	—	33,739	—	—	—	—	33,739	28,991
Bantako North Property	6,191	9,160	—	—	15,351	—	—	—	—	15,351	6,191
Kiaka Royalty	—	18,488	—	—	18,488	—	—	—	—	18,488	—
Finland Properties	9,034	3,527	—	—	12,561	—	—	—	—	12,561	9,034
Mocoa Royalty	10,230	—	—	—	10,230	—	—	—	—	10,230	10,230
Uzbekistan Properties	4,131	4,671	—	—	8,802	—	—	—	—	8,802	4,131
Kiaka Project	80,927	4,639	(85,566)	—	—	—	—	—	—	—	80,927
Ondundu Property	10,701	7,904	(5,905)	(12,700)	—	—	—	—	—	—	10,701
Other	6,688	9,514	(5,183)	—	11,019	—	—	—	—	11,019	6,688
	252,328	87,043	(96,654)	(12,661)	230,056	—	—	—	—	230,056	252,328

Corporate
Office, furniture & equipment	28,394	1,652	(1,506)	—	28,540	(4,234)	(2,392)	1,506	(5,120)	23,420	24,160

	3,540,389	336,171	(104,229)	(503)	3,771,828	(1,153,369)	(391,626)	4,998	(1,539,997)	2,231,831	2,387,020

Investments in associates (accounted for using the equity method)
Calibre	76,235	17,493	—	—	93,728	—	—	—	—	93,728	76,235
BeMetals	—	10,508	—	—	10,508	—	—	—	—	10,508	—
	76,235	28,001	—	—	104,236	—	—	—	—	104,236	76,235

	3,616,624	364,172	(104,229)	(503)	3,876,064	(1,153,369)	(391,626)	4,998	(1,539,997)	2,336,067	2,463,255